# 2004 ANNUAL REPORT AND FORM 10-K


FINAL EXAM RESULTS
THE STUDENT LOAN CORPORATION

SLC earned $285 million in net income in 2004. Return on equity was 27.3%, up from 24.9% in 2003, and our net interest margin was 2.28%, up 24 basis points due to favorable funding opportunities. SLC's expense ratio (expenses as a percentage of average student loans) was 0.54%, three basis points higher than in 2003. Increased expenses reflect the incremental costs of administering our larger loan portfolio along with costs related to compliance with Sarbanes-Oxley 404 and our ongoing investment in infrastructure.

## Support for Education and Community

For the seventh consecutive year, SLC provided scholarships, grants and awards for The Fed Challenge, a national high school economics competition. We also participated in "Get Smart About Credit Day," a national event to promote the wise use of credit among college students and young adults. Our support for financial literacy is part of Citigroup's ongoing commitment of $200 million over ten years to support financial education worldwide.

We also supported outreach programs, such as Habitat for Humanity, The March of Dimes and United Way, which benefit the communities where our employees live and work.

## Vision for the Future

Our goal at SLC is to lead the market in originations and to provide premier customer service to all of our customers, partner schools and lender clients. To achieve this goal, we plan to continue to deliver innovative education financing products and provide unparalleled customer service with cost-effective technology. We will also leverage our relationship with Citigroup and other partners in order to realize operating efficiencies.

Our employees inspire me with their skills, creativity and dedication to helping students finance their education of choice. We work to be an employer of choice, one that embraces diversity and promotes work/personal life balance and provides professional growth for our employees. We endeavor to be a true meritocracy, where employees are recognized and rewarded based on their contribution to the overall success of SLC.

We are committed to conducting ourselves with integrity, as a responsible and ethical lender that supports the communities we serve. And we will consistently strive to maximize shareholder value.

The Student Loan Corporation has in place the essential ingredients for the exciting potential to grow our business and help students achieve their dreams of higher education. By continuing to invest in technology and staff, along with prudent financial decision making, we are positioned to have another year of success.

Warm regards,

**Michael J. Reardon**
President and Chief Executive Officer
The Student Loan Corporation





27.3
24.9
24.7
22.4
19.3


*We are committed to building a better future by providing unparalleled solutions that enable students and their families to finance the education of their choice.*

#### TECHNOLOGY IMPROVEMENTS

Our investments in e-commerce technology continued to generate exciting marketing opportunities and cost savings in 2004, as we piloted initiatives in e-mail marketing and expanded our online partnerships.

In conjunction with Yahoo! we recently launched a new online Financial Aid Center available on Yahoo! Education. SLC provides content for the online center, giving students and parents a single, comprehensive destination for information on how to finance undergraduate and graduate education costs. In addition to exposing SLC to a vast audience of prospective customers, it will also provide links to our online student loan application center at **studentloan.com**.

We continued to drive down loan servicing costs by migrating loan originations to electronic platforms. Approximately 85% of all FFELP and CitiAssist applications now arrive electronically, up 5% from 80% in 2003.

E-commerce enriches the quality of customer service while at the same time reducing our processing costs. Many customers prefer SLC's online self-service to track their accounts. As a result, 15% of all customers now receive their statements electronically. In 2004, enrollment in electronic statements and online payments increased by 49%, while online viewing of balances and payoff amounts increased by 41%.

#### ENHANCED CUSTOMER SERVICE

In 2004 we further augmented our customer service for school partners by extending business hours for our Priority Services call center from 8 a.m. to 10 p.m. Eastern Time. The new hours allow our representatives to continue to provide excellent service at the convenience of our school clients.

We also made it easier for FFELP and CitiAssist borrowers to manage their debt by offering a single billing statement. This service is expected to reduce the potential for loan delinquency. We have an active default prevention program which educates students on personal debt management. Since the implementation of these programs, SLC has experienced a decline in delinquency rates.

Our service enhancements complement our Exceptional Performer designation by the U.S. Department of Education. SLC was the first company to receive Exceptional Performer designation in 2003. This designation rewards lenders and servicers for maintaining an exceptional level of performance in servicing FFELP loans. Our 2004 quality results consistently remained well above the department's threshold standard for retaining the Exceptional Performer designation.

### EXCELLENT PERFORMANCE FOR INVESTORS

Our strong results in 2004 were driven by careful balance sheet management, reduced unit costs, product enhancements to attract more customers and investment in technology to create operating efficiencies.

Reflecting the overall growth of SLC's business, average student loan assets increased by $1.7 billion (7%) to $24.9 billion. Our combined FFELP and CitiAssist Loan disbursements of $3.7 billion were up 15%. Secondary market and other loan procurement activities grew our student loan portfolio by $4.6 billion. By securitizing $1.5 billion of Federal Consolidation Loans, we diversified SLC's funding sources and enhanced overall profitability.


OAN DISBURSEMENTS*
3,748
3,250
2,776
2,280
2,060
CitiAssist® Loan commitments


NET INCOME
(Dollars in millions)
2004
285.0
2003
212.2
2002
175.5
2001
135.4
2000
104.9

# BUILDING ON OUR SUCCESSES

## Dear Shareholders, School Partners and Employees,

We are committed to students who are making their dreams of higher education come true—for themselves, their families and their communities.

Higher education is more than a personal dream for our customers. In terms of life-long earning power, education is the wisest investment an individual can make. We are privileged and excited to help students and their families finance the education of their choice.

The Student Loan Corporation (SLC) delivered outstanding performance in 2004, achieving record earnings, share price and growth for the seventh consecutive year. At the same time, we invested in technology and systems that will enable us to serve new markets and grow our business in 2005 and beyond.

In addition to managing our balance sheet carefully through rigorous credit processes, we aggressively pursued new opportunities to meet the needs of our core customers: students and families and the educational institutions that serve them. We have created enhanced products and tapped new markets, powered by flexible and efficient electronic technologies.

As a result, 2004 net income increased to $285 million, 34% greater than 2003. The improvement in net income was fueled by higher net interest margins and overall loan portfolio growth of 10%. Our combined Federal Family Education Loan Program (FFELP) and CitiAssist® Loan disbursements were $3.7 billion, which is 15% greater than 2003. Additionally, we added $4.6 billion of student loan assets to our portfolio through secondary market and other loan procurement activities.

## Key Business Achievements in 2004

### GROWING OUR CUSTOMER BASE

The rising cost of higher education continues to challenge students in meeting their goals. To serve new customers, we are devising new ways to reach out to students and families that are striving to meet the funding gap between education expenses and FFELP student loans. For example, we made our CitiAssist Loan credit criteria more flexible to allow a broader base of students to receive CitiAssist financing at competitive interest rates in 2004.

We created a partnership with FACTS Management Company, Inc. to provide a Tuition Payment Plan to students and families to offer more flexible payment options. Given the rapid changes in the work environment and the constant need to enhance individual skill sets, we are also penetrating fast growing market segments and consequently increasing market share at traditional and nontraditional schools.

SLC's technology investments have positioned us to grow our loan origination and servicing business. In 2004, we substantially improved our flexibility and service to both school clients and financial institutions with the launch of our new originations platform. This new platform significantly improves SLC's processing and offers state-of-the-art government and private loan origination and servicing capabilities. In addition, the new platform provides secondary market expertise and support resources to student loan providers, including academic and financial institutions. Our new subsidiary, Educational Loan Center, offers loan origination and servicing to lending clients as well as a private loan product, the Endeavor Education Loan.[sm]


LOAN ASSETS
24,888.6
23,225.3
20,535.9
18,237.0
15,774.3

# 2004 ANNUAL REPORT AND FORM 10-K


THE STUDENT LOAN CORPORATION
FINAL EXAM RESULTS

# CONTENTS



# FINANCIAL HIGHLIGHTS

| | YEARS ENDED DECEMBER 31 | | | | |
|---|---|---|---|---|---|
| | **2004** | 2003 | 2002 | 2001 | 2000 |
| *(Dollars in millions, except per share amounts)* | | | | | |
| **STATEMENT OF INCOME DATA** | | | | | |
| Net interest income | **$ 561.0** | $ 454.5 | $ 393.3 | $ 316.5 | $ 258.3 |
| Total operating expenses | **132.3** | 114.0 | 107.5 | 91.0 | 78.8 |
| Net income | **$285.0** | $ 212.2 | $ 175.5 | $ 135.4 | $ 104.9 |
| **BALANCE SHEET DATA** (as of December 31) | | | | | |
| Student loans | **$24,888.6** | $23,225.3 | $20,535.9 | $18,237.0 | $15,774.3 |
| Total assets | **25,452.8** | 23,703.9 | 21,004.4 | 18,716.6 | 16,243.0 |
| Short-term borrowings | **20,986.0** | 9,973.1 | 15,789.9 | 15,383.8 | 12,332.8 |
| Long-term borrowings | **2,800.0** | 12,350.0 | 4,000.0 | 2,200.0 | 3,057.0 |
| Total stockholders' equity | **$ 1,146.9** | $ 931.3 | $ 765.0 | $ 651.7 | $ 572.3 |
| **EARNINGS DATA** | | | | | |
| Cash dividends declared per common share | **$ 3.60** | $ 3.08 | $ 2.80 | $ 2.80 | $ 2.40 |
| Basic and diluted earnings per common share | **$ 14.25** | $ 10.61 | $ 8.77 | $ 6.77 | $ 5.24 |
| Net interest margin | **2.28%** | 2.04% | 2.02% | 1.83% | 1.95% |
| Total operating expenses as a percentage of average student loans | **0.54%** | 0.51% | 0.55% | 0.53% | 0.60% |
| Return on equity | **27.3%** | 24.9% | 24.7% | 22.4% | 19.3% |
| **OTHER** | | | | | |
| Average student loans | **$ 24,558** | $ 22,275 | $ 19,481 | $ 17,297 | $ 13,226 |
| Average number of loan accounts serviced (thousands) | **4,233** | 4,143 | 4,066 | 3,605 | 3,081 |
| FFEL Program Stafford and PLUS Loan disbursements (1) | **$ 3,057** | $ 2,717 | $ 2,274 | $ 1,973 | $ 1,856 |
| CitiAssist Loans under commitments to purchase (2) | **$ 691** | $ 533 | $ 502 | $ 307 | $ 204 |
| FFEL Program Stafford and PLUS Loan disbursements and CitiAssist Loans under commitments to purchase | **$ 3,748** | $ 3,250 | $ 2,776 | $ 2,280 | $ 2,060 |
| Loan purchases | **$ 4,564** | $ 3,936 | $ 3,958 | $ 2,765 | $ 4,478 |
| Book value per share (as of December 31) | **$ 57.35** | $ 46.57 | $ 38.25 | $ 32.59 | $ 28.61 |
| Common stock price (3) | | | | | |
| High | **$ 186.69** | $ 146.00 | $ 101.15 | $ 83.20 | $ 56.00 |
| Low | **$ 130.31** | $ 90.91 | $ 74.90 | $ 52.50 | $ 37.19 |
| Close | **$ 184.00** | $ 146.00 | $ 97.80 | $ 80.60 | $ 54.44 |
| Total number of employees (as of December 31) | **526** | 466 | 397 | 360 | 343 |

(1) Amounts do not include Federal Consolidation Loan volume, which is reflected in **Loan purchases**.
(2) CitiAssist Loans are originated by Citibank N.A. and are committed to be purchased by the Company after final disbursement. CitiAssist Loans of $1,183 million, $966 million, $712 million, $489 million and $353 million were purchased by the Company in 2004, 2003, 2002, 2001 and 2000, respectively, and are included in the **Loan purchases** line. As of December 31, 2004, all CitiAssist Loan disbursements had been purchased from Citibank except for $691 million of 2004 disbursements that will be purchased in 2005.
(3) Common stock price is based on The New York Stock Exchange composite listing.

## GENERAL

The following discussion should be read in conjunction with the Financial Statements and accompanying notes.

### Background of The Student Loan Corporation

The Student Loan Corporation (the Company) originates, manages and services federally insured student loans through a trust agreement with Citibank, N.A. (CBNA), an indirect wholly owned subsidiary of Citigroup Inc. (Citigroup). The Company is one of the nation's leading originators and holders of student loans guaranteed under the Federal Family Education Loan (FFEL) Program, authorized by the U.S. Department of Education (the Department) under the Federal Higher Education Act of 1965, as amended (the Act). The Company also originates and holds student loans that are not insured under the Act, primarily CitiAssist Loans.

The Company was incorporated in Delaware on November 4, 1992 and commenced operations on December 22, 1992. For more than 25 years prior to December 22, 1992, the Company operated as a division of Citibank (New York State) (CNYS). On December 22, 1992, the assets of the division were exchanged with CNYS for 20 million shares of the Company's common stock and the Company's agreement to pay approximately $2.8 billion to CNYS and to assume certain obligations of CNYS. On December 23, 1992, CNYS sold four million shares of its holdings of the Company's common stock in an initial public offering, retaining an 80% ownership interest in the Company. In August 2003, CNYS merged with CBNA, and CBNA succeeded CNYS as the principal shareholder of the Company. At the effective date of the merger, CBNA became a party to all intercompany agreements that the Company had previously entered into with CNYS. CBNA succeeded to all of the rights and assumed all of the obligations of CNYS under such intercompany agreements.

### Overview of the Business

The Student Loan Corporation is a market leader in education finance. The Company has approximately two thousand relationships with schools and universities and offers a full array of student loan products. Generally, most of the loans that are directly originated by the Company are serviced by the Company throughout their lifecycle.

Earnings are primarily generated by the spread between the interest earned on its loan assets (based on either the 91-day Treasury Bill rate or the 90-day Commercial Paper rate) and the interest paid on its borrowings (based on LIBOR). The Company's earnings are also impacted by floor income and portfolio growth, as described below. Net interest income may be adversely impacted by changes in the current interest rate environment and, especially, by spread changes between the 91-day Treasury Bill rate and LIBOR. The Company manages these risks by regularly monitoring interest rates and acting upon fluctuations in the interest rate curves, and also may enter into interest rate swap agreements on portions of its portfolio. In declining short-term rate environments, the Company's net interest income may benefit from floor income, which is generated when the Company's cost of funds declines while borrower and government subsidized interest rates remain fixed at the annual reset rate, yielding net interest income in excess of the minimum expected spread. Also, although the fixed interest rate at which borrowers pay interest on Federal Consolidation Loans is generally not subject to the annual reset provisions, a decline in the Company's cost of funds during the term of such loans could contribute to floor income. See the definition of floor income in **Special Allowance and Floor Income** on page 7.

In recent years, the growth in net interest income has been primarily attributable to portfolio growth and increases in floor income. Floor income will decline in periods of increasing interest rates. The Company has entered into loan commitments at implied current forward rates that lock in floor income on a portion of its portfolio for periods of up to one year.

In addition to floor income and portfolio growth, the Company's earnings may also be impacted by the number and size of securitizations, loan servicing costs, and the results of the Company's hedging activities. Other factors that may impact earnings are applicable laws and regulations, prepayment rates on student loans including those resulting from student loan consolidations, the number of borrowers eligible for benefits, and financing options available to students and their parents and competitors' initiatives.

Certain of the above statements are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. See **Forward-Looking Statements** on page 23.

## Critical Accounting Policies and Critical Estimates

The Company's accounting policies are in conformity with U.S. generally accepted accounting principles (GAAP). The notes to the financial statements contain a summary of the Company's significant accounting policies, including a discussion of recently issued accounting pronouncements. Certain of the Company's accounting policies as well as estimates made by management are considered to be important to the portrayal of the Company's financial condition, since management is required to make difficult, complex or subjective judgments and estimates. Actual results could differ from those estimates. These critical policies that use estimates and judgments include those used to account for revenue recognition, student loan securitizations and allowance for loan losses. Management has discussed each of these critical accounting policies and the use of estimates with the Audit Committee. Certain of the statements below are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. See **Forward-Looking Statements** on page 23. See the Notes to the Financial Statements for more information on the Company's accounting policies.

*Use of estimates*

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Revenue recognition*

As discussed in more detail in Note 1 to the financial statements, the Company holds a large number of similar loans for which prepayments are probable and the timing of payments can be reasonably estimated. The Company considers estimates of future prepayments in the calculation of weighted average life. Estimates of future prepayment speeds are based on a combination of actual past prepayment rates as well as management's estimate of future consolidation rates, which are influenced by current and future interest rates. Future prepayment speeds are also impacted by whether the underlying Stafford or PLUS loans are consolidated off-balance sheet (i.e. prepayments) or are retained in the Company's own portfolio, which is not accounted for as prepayment. Historically low interest rates have led to a record level of loan consolidations, which have decreased the weighted average lives of Stafford and PLUS Loans. Management believes that the high consolidation rate will continue in the short term, but will begin to decline from the record levels recently experienced when the July 1, 2005 reset occurs, as higher borrower interest rates are expected at that time.

Unamortized deferred origination costs and loan premiums currently on the balance sheet may be impacted by actual prepayment rates that differ from the original estimated assumption. If a difference arises between the Company's anticipated prepayments and the actual prepayment rates, the Company recalculates the effective spread to reflect actual payments to date, with a corresponding adjustment to current period interest income. In addition, the expected future weighted average lives of these loans are reviewed periodically and any difference between the future weighted average lives and the past estimates are adjusted to current interest income to arrive at the investment balance that would have been remaining had the new effective spread been applied since loan inception.

See **Market Risk** on page 13 for a discussion of interest rate risk.

*Student loan securitizations*

The Company accounts for its securitization transactions in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125.* Since the loan securitizations meet the SFAS No. 140 criteria for sale recognition and the trust is a qualifying special purpose entity, gains or losses on the sale of the student loans are recorded at the time of securitization and the financial statements of the trust are not consolidated with those of the Company. Gains or losses are reflective of the difference between the carrying value of the assets sold to the trust and the fair value of the assets received, which are composed of cash proceeds and residual interests retained in the loans securitized.

The initial value of these residual retained interests is determined by allocating the carrying value of the loans securitized between the assets sold and the interest retained based on their relative fair values at the securitization date. The amount of gains or losses on asset securitization recorded by the Company is primarily dependent on the value of these interests retained in the securitized loans, as well as other assets received.

Changes in fair value of the retained interests are recorded net of applicable income taxes in accumulated other changes in equity from nonowner sources and the retained interests are accounted for as available for sale debt securities. Interest earned on the retained interests is recorded on the effective yield basis. Changes in expected future cash flows are reflected in the yield on a prospective basis. The retained interests are regularly reviewed for impairment, and other-than-temporary impairment, if any, is recognized as a charge to earnings when identified in accordance with Emerging Issues Task Force (EITF) Issue No. 99-20, *Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets.*

Initial and subsequent measurements of the fair value of the retained interests are performed using a discounted cash flow model. The discount rate, basis spreads, anticipated net credit loss rate, average loan life, and borrower benefits are the key assumptions utilized to measure the fair value of the retained interests. The Company estimates the market discount rate based on its required return on equity, which was 10% for 2004 and 7% for 2003. The change in the discount rate assumption was a result of the increased variability of cash flows. Management believes that the December 31, 2004 discount rate is comparable with that used in the industry. Changes in the prepayment rates also impact the valuation of the retained interests. Historical statistics on prepayments and borrower defaults are utilized to estimate prepayment rates. In addition, since the underlying asset class has long maturities, market data is also utilized to predict future prepayment speeds for periods into the future that are longer than the Company's historical data can predict. For the 2004 securitization trust, a prepayment curve called Consolidation Loan Ramp (CLR) was used for the prepayment assumption. The CLR is the industry standard consolidation loan prepayment ramp that estimates prepayment rates at a graduated level from 0% to 8% over the first ten years and stays flat at 8% thereafter. The prepayment rate assumption was utilized in structuring the dept tenors and was disclosed to the investors of such notes. When prepayment rates increase and the average life of the student loan decreases, a corresponding decrease is reflected in the fair value of the retained interests. If future securitizations were to include loans other than FFEL Program Consolidation Loans, this could impact the prepayment rates used in calculating the fair value of the retained interests. Anticipated net credit losses have remained stable and are based on historical statistics and analysis. Due to the 2004 benefits from the Exceptional Performer designation, the Company used an anticipated net credit loss assumption of 0% in 2004 for the specific loans securitized. The designation is more specifically described in ***Allowance for loan losses*** on page 4. If the Company or its third party servicers were to lose their Exceptional Performer designation, the value of the retained interest would decline. In addition, the loans held in the trusts are eligible for various borrower benefits of which the largest is a 1% rate reduction if the borrower makes 36 consecutive on-time payments and keeps making on time payments. Management has estimated that, on average, up to approximately 18% of the borrowers will receive this borrower benefit. This estimate is based on historical on-time payment statistics for similar assets in the Company's portfolio. To the extent the actual results differ from this estimate, the fair value of the residual will be impacted accordingly. The carrying value of retained interests increased $44.0 million from $28.7 million at December 31, 2003 to $72.7 million at December 31, 2004. The primary reason for the increase was the addition of $47.0 million of retained interests due to the securitization of $1.5 billion of student loan assets in November 2004. For further discussion of the Company's retained interests in securitized assets, including an analysis of the sensitivity of the fair value to adverse changes in the key assumptions, see **Student Loan Securitizations** at Note 15 to the Financial Statements.

At December 31, 2004, the Company servicing asset had an unamortized carrying value of $28.2 million. The servicing asset had a fair value of $28.5 million at December 31, 2004. Changes in prepayment rates, as described above, can also impact the fair value of the servicing asset. The Company had no servicing asset at December 31, 2003.

*Allowance for loan losses*

The Company has an allowance for loan losses for those loans or portions of loans in its portfolio that are not 100% insured under government guarantees or private credit insurance. The allowance provides a reserve for estimated losses on the portion of the FFEL Program loan portfolio that is subject to the 2% risk-sharing provisions of the Act, as well as the portion of the CitiAssist Loan portfolio that is subject to the risk-sharing provisions of the credit risk insurance obtained from third parties after considering the benefits of risk-sharing agreements with other third parties. Most insured CitiAssist Loans are subject to risk-sharing provisions of between 5% to 20% of the claim amount. The allowance also provides a reserve for certain CitiAssist Loans that are neither insured against loss nor covered under risk-sharing agreements with third parties. Provisions of estimated potential future losses increase the allowance for loan losses and are expensed currently. Actual losses are charged off against the reserve as they occur and subsequent recoveries increase the reserve.

During 2003, the Company was designated as an Exceptional Performer by the Department in recognition of its exceptional level of performance in servicing FFEL Program loans. As a result of this designation, the Company receives 100% reimbursement on all eligible FFEL Program default claims filed for reimbursement after December 31, 2003 on loans that are serviced by the Company, and the Company is not subject to the 2% risk-sharing loss for eligible claims submitted after that date. Similarly, in 2004, third party servicers servicing $4.9 billion of the Company's FFEL Program loan portfolio received the Exceptional Performer designation. Of the Company's FFEL Program loans, only those that are serviced by the Company or its qualified and designated third party servicers are subject to this designation. Under current Department rules, as long as the Company and these servicers continue to meet eligibility standards and maintain their Exceptional Performer designation, their serviced portfolios are not subject to the risk-sharing provisions and they will receive 100% reimbursement on all eligible FFEL Program default claims filed. The Company's 2004 provision for loan losses of $8.0 million was $2.4 million less than the 2003 provision. The decrease primarily was a result of certain portions of the Company's portfolio receiving the Exceptional Performer designation.

Reauthorization of the Act could reduce the benefits provided under the Exceptional Performer Program. Any reduction below the 100% claim guarantee currently benefiting the Company and its third party servicers who have received the Exceptional Performer designation would ultimately result in an increase to the Company's loan loss provision and the allowance for loan losses. The allowance for loan losses at December 31, 2004 increased $0.2 million to $5.0 million, from $4.8 million at year-end 2003. The increase was primarily attributable to the larger loan portfolio.

The size of the allowance is established based on amounts of estimated probable losses inherent in the Company's CitiAssist and FFEL Program loan portfolios starting with the first day of each loan's delinquency. These losses are estimated from historical delinquency and credit loss experience, updated for recent trends and conditions, applied to the current aging of the portfolio. Actual losses, including those that arise from claims with guarantors and private insurers, are charged against the allowance as they occur. Changes in the quality of loans moving into repayment status as well as the Company's collections strategies could impact the delinquency rates and credit losses. Past experience has indicated that either of these changes could significantly impact the reserve requirements. See Notes 1 and 2 to the Financial Statements for further information on the allowance for loan losses.

*Loans Held for Sale*

Loans held for sale are primarily those loans originated or purchased by the Company for future securitization and are recorded at the lower of cost, including principal and deferred costs, or market value.

## Accounting Changes and Future Application of Accounting Standards

Management has determined that the impact on its financial condition and results of operations from the adoption of new accounting standards during 2004 and the future application of new accounting standards subsequent to 2004 is not material. See Notes 1 and 17 to the Financial Statements for further discussion.

## Summary

The Company's 2004 net income was $285.0 million ($14.25 basic and diluted earnings per common share), an increase of $72.8 million (34%) compared to 2003 net income of $212.2 million ($10.61 basic and diluted earnings per common share). The increase in net income was primarily attributable to portfolio growth of 10% and improved net interest margins. Gains on loans sold of $6.3 million (after tax) and securitization gains of $8.0 million (after tax) also contributed to the increase.

At December 31, 2004, the Company's assets consisted primarily of student loans. The student loan assets included a $19.3 billion portfolio of FFEL Program loans held, a $3.7 billion portfolio of CitiAssist and other alternative loans held, and a $1.9 billion inventory of FFEL Program loans available for sale. Total loan assets of $24.9 billion increased $1.7 billion (7%) from the December 31, 2003 balance of $23.2 billion, composed of a $17.5 billion portfolio of FFEL Program loans held, a $2.8 billion portfolio of CitiAssist and other alternative loans held, and a $2.9 billion inventory of FFEL Program loans available for sale. The increase in the 2004 loan balance was due to new FFEL Program loan disbursements of $3.1 billion and loan purchases of $4.6 billion, partially offset by loan reductions of $3.9 billion, loans securitized of $1.5 billion and loan sales of $0.6 billion. Student loan sales of $642.1 million and $21.4 million for 2004 and 2003, respectively, resulted in gains of $10.4 million and $0.04 million, respectively.

## Loan Disbursements and Purchases

An analysis of loan disbursements and CitiAssist Loan commitments to finance education is presented in the table below:

| *(Dollars in millions)* | 2004 | 2003 | DIFFERENCE | % CHANGE |
|---|---|---|---|---|
| FFEL Program Stafford and PLUS Loan disbursements | **$3,057** | $2,717 | $ 340 | 13% |
| CitiAssist Loans under commitments to purchase | **691(1)** | 533(2) | 158 | 30% |
| **Total loan disbursements and CitiAssist Loan commitments** | **$3,748** | $3,250 | $ 498 | 15% |

(1) This amount is composed of the CitiAssist Loans that have been disbursed by CBNA, but have not yet been purchased by the Company. In addition, $405 million of CitiAssist Loan commitments are awaiting disbursement by CBNA. These loans will be purchased by the Company after final disbursement.

(2) This amount is composed of the CitiAssist Loans that had been disbursed by CBNA, but had not yet been purchased by the Company. In addition, $353 million of CitiAssist Loan commitments were awaiting disbursement by CBNA. These loans were purchased by the Company after final disbursement.

The FFEL Program Stafford and PLUS Loan disbursements and CitiAssist Loans under commitments to purchase represent the Company's loan activity primarily sourced through school channels (see **Marketing** on page 19 for further information). The increase in loan disbursements for 2004, compared to 2003, is primarily attributable to ongoing sales and electronic commerce initiatives.

In order to comply with certain legal and regulatory requirements, CitiAssist Loans are originated by CBNA through an intercompany agreement. Following full disbursement, the Company purchases all qualified CitiAssist Loans at CBNA's carrying value at the time of purchase, plus contractual fees. CitiAssist Loans are originated through an alternative loan program and do not carry federal government guarantees.

The loan originations reflected in the above table do not include FFEL Program Consolidation Loan volume, which is reflected in the loan purchases table below. Any underlying loan balances that are not already owned by the Company are purchased prior to consolidation. The FFEL Program Consolidation Loan volume indicated in the table below also includes consolidations of Stafford, PLUS and other loans already existing in the Company's loan portfolio. Loan acquisition activity for the inventory of loans available for sale, including both FFEL Program Consolidation Loans acquired through third party marketing relationships and loans consolidated internally, is included with other FFEL Program Consolidation Loan volume in the table below.

The Company's secondary market and other loan procurement activities are presented in the table below:

| *(Dollars in millions)* | 2004 | 2003 | DIFFERENCE | % CHANGE |
|---|---|---|---|---|
| FFEL Program Consolidation Loan volume | **$3,095** | $2,864 | $ 231 | 8% |
| CitiAssist Loan purchases | **1,183** | 966 | 217 | 22% |
| Other loan purchases | **286** | 106 | 180 | 170% |
| **Total loan purchases** | **$4,564** | $3,936 | $ 628 | 16% |

Of the FFEL Program Consolidation Loan volume for 2004, $1.3 billion represents consolidations of loans sourced from the Company's loan portfolio and $1.8 billion represents consolidations of loans sourced from third parties. Of the FFEL Program Consolidation Loan volume for 2003, $1.4 billion represents consolidations of loans sourced from the Company's loan portfolio and $1.5 billion represents consolidations of loans sourced from third parties.

For 2004, the Company's student loan purchases included $3,872 million of loans purchased for its portfolio and $692 million purchased for its inventory of loans held for sale. For 2003, $2,380 million of loans were purchased for its portfolio and $1,556 million were purchased for its inventory of loans held for sale.

The chart above includes CitiAssist Loans that were purchased from CBNA, the originator and disburser of these loans. At December 31, 2004, $691 million of CitiAssist Loans had been disbursed by CBNA, but had not yet been purchased by the Company. These loans, which are included in the loan disbursements and CitiAssist Loan commitments table on page 6, are not included in the Company's December 31, 2004 loan portfolio. The Company expects to acquire substantially all of these CBNA-owned CitiAssist Loans during the first half of 2005.

**Return on Equity**

The Company's return on equity for 2004 was 27.3%, an increase of 240 basis points or 10% over 24.9% in 2003. The improvement was primarily attributable to portfolio growth and floor income. See **Special Allowance and Floor Income** on page 7 for further discussion of floor income.

**Net Interest Income**

Net interest income (interest earned from student loans less interest expensed on borrowings) for 2004 was $561.0 million, a $106.5 million (23%) increase from 2003 net interest income of $454.5 million. The 2004 increase was primarily attributable to portfolio growth of 10% and an increase in net interest margin. Floor income continued to be a material component of revenue. Floor income will decline in periods of higher interest rates and is influenced by the overall level of interest rates between reset dates. Floor income is a non-GAAP financial measure that is defined in **Special Allowance and Floor Income** on page 7. The Company has entered into forward funding commitments at implied current forward rates that lock in a portion of floor income for periods of up to one year. Certain of the statements below are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. See **Forward-Looking Statements** on page 23.

Net interest margin for 2004 was 2.28%, an increase of 24 basis points from 2.04% in 2003. The margin improvement in 2004 was attributable to the Company's ability to take advantage of favorable funding opportunities as well as the effect of reduced deferred fee amortization primarily due to lower loan asset prepayment in 2004, as well as increased floor income.

Margins have declined over the past decade based on legislative actions taken to amend the Act. The Act imposes a 0.5% origination fee on FFEL Program student loan disbursements and an annual fee of 1.05% on the portfolio balance of FFEL Program Consolidation Loans. In addition, in 1998 the Act reduced the interest rate borrowers pay on FFEL Program Stafford Loan disbursements by 0.8%, of which 0.3% is borne by lenders. These amendments have reduced the interest spread earned on the FFEL Program guaranteed student loan portfolio as new loans with lower yields were added to the portfolio and older, more profitable loans were repaid. Despite the reduction in funding costs and its expected effect on net income, pressure on margins will continue as more loans are originated with lower yields. In addition, reauthorization of the Act, which was postponed until 2005 or later, pending Congressional action, could result in further reductions in FFEL Program loan subsidies and reduced interest margins. Any such amendment could adversely affect the Company's business and prospects. The Company continues to search for ways to take advantage of greater economies of scale. It is pursuing both new and existing marketing programs, including e-commerce, and continues to expand its guarantor relationships and to market alternative loan products, such as CitiAssist, that are not dependent on federal funding and program authorization.

Also, the Company's net interest income may be impacted by uneven shifts between its lending rates (based on either the 91-day Treasury Bill rate or the 90-day Commercial Paper rate) and its borrowing rates (based on LIBOR). The Company may enter into interest rate swap agreements on portions of its portfolio to mitigate these risks. See Note 12 to the Financial Statements.

The following table sets forth the average rates earned on interest earning assets and paid on interest bearing liabilities, based on the daily averages of the applicable assets and liabilities.

## Average Balance Sheet

| *(Dollars in millions)* | 2004 BALANCE | 2004 INCOME/ EXPENSE | 2004 RATE | 2003 BALANCE | 2003 INCOME/ EXPENSE | 2003 RATE | 2002 BALANCE | 2002 INCOME/ EXPENSE | 2002 RATE |
|---|---|---|---|---|---|---|---|---|---|
| Average student loans | **$24,558** | **$939** | **3.82%** | $22,275 | $834 | 3.74% | $19,481 | $974 | 5.00% |
| Average non-interest earning assets | **467** | | | 450 | | | 362 | | |
| **Total average assets** | **$25,025** | **$939** | **3.75%** | $22,725 | $834 | 3.67% | $19,843 | $974 | 4.91% |
| Average interest bearing liabilities | **$23,568** | **$378** | **1.60%** | $21,488 | $379 | 1.76% | $18,727 | $581 | 3.10% |
| Average non-interest bearing liabilities | **405** | | | 370 | | | 402 | | |
| Average equity | **1,052** | | | 867 | | | 714 | | |
| **Total average liabilities and equity** | **$25,025** | **$378** | **1.51%** | $22,725 | $379 | 1.67% | $19,843 | $581 | 2.93% |
| **Net interest margin** | **$24,558** | **$561** | **2.28%** | $22,275 | $455 | 2.04% | $19,481 | $393 | 2.02% |
| Average 91-day Treasury Bill rate at the final auction date before June 1st for Stafford reset (and PLUS reset for loans originated after June 1998) | | | **1.07%** | | | 1.12% | | | 1.76% |
| Weekly average of the 1-year constant maturity Treasury yields for the calendar week ending on or before June 26th for PLUS/SLS reset for loans originated prior to July 1998 | | | **2.16%** | | | 0.95% | | | 2.13% |

The following table shows the components of the annual changes in net interest income:

## Rate/Volume Analysis

| *(Dollars in millions)* | 2004 COMPARED TO 2003 — INCREASE (DECREASE) DUE TO CHANGE IN: Volume | Rate(a) | Net(b) | 2003 COMPARED TO 2002 — INCREASE (DECREASE) DUE TO CHANGE IN: Volume | Rate(a) | Net(b) |
|---|---|---|---|---|---|---|
| Interest earning assets | **$ 85.5** | **$ 20.1** | **$ 105.6** | $139.8 | $(280.8) | $(141.0) |
| Interest bearing liabilities | **36.7** | **(37.6)** | **(0.9)** | 85.6 | (287.8) | (202.2) |
| **Net interest earnings** | **$ 48.8** | **$ 57.7** | **$ 106.5** | $ 54.2 | $ 7.0 | $ 61.2 |

(a) Changes in rates for interest bearing liabilities refer to fluctuations in Federal Funds, LIBOR and Treasury Bill indices.

(b) Rate/volume variance is allocated based on the percentage relationship of changes in volume and changes in rate to the absolute dollar amount of changes in each.

### Special Allowance and Floor Income

Most FFEL Program loans originated prior to July 23, 1992 have fixed interest rates. Those issued subsequent to July 23,1992 generally have variable rates. Most FFEL Program loans also qualify for the federal government's special allowance payment (SAP). Whenever the stated interest rate on these FFEL Program loans provides less than prescribed rates of return, as defined by the Act, the federal government makes a SAP, which increases the lender's loan yield by markups ranging from 1.74 to 3.50 percentage points per annum, over a base rate tied to either the 91-day Treasury Bill auction yield or the 90-day Commercial Paper rate, depending on the origination date.

For purposes of evaluating the Company's financial results, management determines floor income to be the amount of additional interest income generated when net interest margin exceeds the minimum expected spreads. Generally, floor income is earned in declining short-term interest rate environments when the Company's cost of funds declines while borrower and government subsidized interest rates remain fixed. Floor income, as determined by the Company, is a financial measure that is not defined by GAAP. Depending on the manner in which the Company's assets are funded, the Company may earn net interest margin spreads, which include floor income, on portions of its portfolio. Also, the rate at which borrowers pay interest on FFEL Program Consolidation Loans, which generally provides the Company with the majority of its floor income, is generally fixed and is not subject to the annual reset provisions. A decline in the Company's cost of funds during the term of such loans contributes to floor income. Specifically, floor income occurs when the borrower rate less the Department-stipulated asset spread is greater than the funding cost of the asset. The Company earned $130.8 million of floor income in 2004, compared to $125.3 million in 2003. Floor income, which is included in interest income, will decline in periods of higher interest rates and is generally affected by the overall interest rate environment. The Company has entered into commitments to borrow funds from related parties at implied current forward interest rates that lock in a portion of floor income for periods of up to one year.

The example below demonstrates how the Company calculates the amount of floor revenue earned on a Treasury Bill based loan consolidation:

| | |
|---|---|
| Fixed borrower interest rate | 5.5% |
| Treasury Bill spread | 3.1% |
| Floor strike rate | 2.4% |
| less actual funding rate | (2.0%) |
| Floor revenue on a Consolidation Loan | 0.4% |

**Fee and Other Income**

For 2004, the Company generated fee and other income of $28.4 million, a $9.5 million (51%) increase from 2003. This increase is attributable primarily to $10.4 million of gains on loans sold in 2004 compared to $0.04 million of gains on loans sold in 2003.

**Operating Expenses**

Operating expenses for 2004 were $132.3 million or 0.54% of average student loans. For 2003, operating expenses were $114.0 million or 0.51% of average student loans. The $18.3 million (16%) increase in operating expenses is primarily attributable to the incremental costs incurred to originate, service and administer the larger loan portfolio. The three basis point increase in the expense ratio was primarily attributable to incremental costs to administer the larger loan portfolio, costs associated with Sarbanes-Oxley 404 readiness, and other ongoing infrastructure investments. Infrastructure investment included the formation of the Educational Loan Center (ELC). Launched by the Company in the first quarter of 2005, ELC offers state-of-the-art government-guaranteed and alternative loan originations and servicing capabilities, as well as secondary market expertise and support resources to student loan providers, including academic and financial institutions.

**Income Taxes**

The Company's effective tax rates were 38.35% for 2004, 39.27% for 2003 and 40.64% for 2002.

The Company's 2004 income tax provision of $177.3 million was $40.1 million (29%) higher than the 2003 income tax provision of $137.2 million. The increase was primarily attributable to a 32% increase in income before income taxes, as compared to the prior year, partially offset by a change in certain state tax estimates.

The Company had net deferred income tax liabilities of $186.1 million at December 31, 2004, $56.7 million higher than the December 31, 2003 balance of $129.4 million. The deferred income tax liabilities resulted primarily from temporary differences related to deferred loan origination and procurement costs. Loan procurement costs have increased over the past few years due to the larger volumes of loan purchases, consisting primarily of FFEL Program Consolidation Loan purchases.

**Change in Interest Rates**

In an environment of increasing interest rates the Company's net interest margin could decline due to decreased floor income and a lower volume of Consolidation Loans. From time to time, the Company is able to enter into forward or other funding arrangements that carry interest rates that may be more favorable than are available in the current marketplace. These types of situations serve to mitigate the detrimental effect of the higher interest rate environment.

In an environment of decreasing interest rates, the Company generally benefits from floor income. Lower interest rate environments also generate higher Consolidation Loan volume, as more borrowers consolidate to lock in their loans at current prevailing fixed interest rates.

## 2003 Compared to 2002

The Company's 2003 net income was $212.2 million ($10.61 basic and diluted earnings per common share), an increase of $36.7 million (21%) compared to 2002 net income of $175.5 million ($8.77 basic and diluted earnings per common share). The increase in net income was primarily attributable to portfolio growth of 13% and higher floor income earned on FFEL Program Consolidation and Stafford Loan assets.

At December 31, 2003, the Company's assets consisted primarily of student loans. The student loan assets included a $17.5 billion portfolio of FFEL Program loans held, a $2.8 billion portfolio of CitiAssist and other alternative loans held, and a $2.9 billion inventory of FFEL Program loans held for sale. Total loan assets of $23.2 billion increased $2.7 billion (13%) from the December 31, 2002 balance of $20.5 billion. The portfolio at December 31, 2002 was composed of a $17.3 billion portfolio of FFEL Program loans held, a $1.8 billion portfolio of CitiAssist and other alternative loans held, and a $1.4 billion inventory of FFEL Program loans held for sale. The increase in the 2003 loan balance was due to new FFEL Program loan disbursements of $2.7 billion and loan purchases of $3.9 billion, partially offset by loan reductions of $3.9 billion.

### *Loan Disbursements and Purchases*

An analysis of loan disbursements and CitiAssist Loan commitments to finance education is presented in the table below:

| *(Dollars in millions)* | 2003 | 2002 | DIFFERENCE | % CHANGE |
|---|---|---|---|---|
| FFEL Program Stafford and PLUS Loan disbursements | **$2,717** | $2,274 | $ 443 | 19% |
| CitiAssist Loans under commitments to purchase | **533(1)** | 502 (2) | 31 | 6% |
| **Total loan disbursements and CitiAssist Loan commitments** | **$3,250** | $2,776 | $ 474 | 17% |

(1) This amount is composed of the CitiAssist Loans that had been disbursed by CBNA, but had not yet been purchased by the Company. In addition, $353 million of CitiAssist Loan commitments were awaiting disbursement by CBNA. These loans were purchased by the Company after final disbursement.
(2) This amount is composed of the CitiAssist Loans that had been disbursed by CBNA, but had not yet been purchased by the Company. In addition, $274 million of CitiAssist Loan commitments were awaiting disbursement by CBNA. These loans were purchased by the Company after final disbursement.

The Company's secondary market and other loan procurement activities are presented in the table below:

| *(Dollars in millions)* | 2003 | 2002 | DIFFERENCE | % CHANGE |
|---|---|---|---|---|
| FFEL Program Consolidation Loan volume | **$2,864** | $3,070 | $ (206) | (7%) |
| CitiAssist Loan purchases | **966** | 712 | 254 | 36% |
| Other loan purchases | **106** | 176 | (70) | (40%) |
| **Total loan purchases** | **$3,936** | $3,958 | $ (22) | (1%) |

Of the FFEL Program Consolidation Loan volume for 2003, $1.4 billion represents consolidations of loans sourced from the Company's loan portfolio and $1.5 billion represents consolidations of loans sourced from third parties. Of the FFEL Program Consolidation Loan volume for 2002, $1.1 billion represents consolidations of loans sourced from the Company's loan portfolio and $2.0 billion represents consolidations of loans sourced from third parties.

Allowance for loan losses at December 31, 2003 was $4.8 million, $1.9 million lower than the balance at 2002. The decrease in allowance for loan losses is primarily attributable to the Company's designation as an Exceptional Performer by the Department, which resulted in a $4.5 million release of the reserve at year-end 2003.

Net interest income was $454.5 million for 2003, compared with 2002 net interest income of $393.3 million. The $61.2 million increase is primarily a result of a $59.2 million increase in floor income and growth in the Company's interest-earning assets, partially offset by an acceleration of deferred fee amortization related to loan prepayments resulting from the consistently high volume of loan consolidations. Net interest margin for 2003 increased to 2.04% from 2.02% in 2002. The two basis point increase was primarily attributable to increased floor income, resulting from the Company's ability to take advantage of favorable funding opportunities.

Operating expenses were $114.0 million, or 0.51% of average student loans. For 2002, operating expenses were $107.4 million or 0.55% of average student loans. The $6.6 million (6%) increase in operating expenses is primarily attributable to the incremental costs incurred to originate, service and administer the larger loan portfolio. The four basis point improvement in the expense ratio was primarily attributable to growth in assets not requiring a commensurate growth in the Company's infrastructure.

**Off-Balance Sheet Transactions**

From time to time, the Company enters into securitization transactions and considers securitization proceeds to be an alternative source of financing. These proceeds may also be used to retire debt. Securitization is a process by which loans are transferred to a special purpose entity (SPE), thereby realizing cash flows from these loans before they would have been received in the normal course of business. The securitized loans are removed from the financial statements of the Company and ultimately sold to the SPEs (independent trusts) through a wholly owned entity formed to acquire the Company's loans. The SPEs obtain the cash to pay for the loan assets received by issuing securities to outside investors in the form of debt instruments (asset-backed securities). Investors have recourse to the assets in the SPE, but not to the Company, and benefit from any available credit enhancements, such as a cash collateral account and other specified enhancements. Accordingly, the SPE can typically obtain a more favorable credit rating from rating agencies than the Company could obtain for its own debt issuances, resulting in less expensive financing costs. The Company's SPEs meet the requirements of qualifying SPEs, and are, therefore, not subject to Financial Accounting Standards Board (FASB) Interpretation No. 46, *Consolidation of Variable Interest Entities (revised December 2003)* (FIN 46-R), which requires consolidation of the variable interest entity by the primary beneficiary. As such, the Company's SPEs are not consolidated with the financial statements of the Company.

In November 2004, the Company entered into an off-balance sheet transaction in which $1.5 billion of FFEL Program Consolidation Loans were securitized and ultimately sold to an independent trust. Approximately $0.5 billion of loan assets were securitized in 2002. No securitization transactions were entered into during 2003. At December 31, 2004 and 2003, the trusts held combined loan assets of $1.8 billion and $0.4 billion, respectively.

In 2004, the Company recorded a pre-tax gain of $13.1 million from the sale of securitized assets. The gain was reflective of the difference between the carrying value of the assets sold to the trust by the Company's wholly owned special purpose subsidiary and the fair value of the assets received, composed of cash proceeds, a servicing asset, and a retained interest investment in the trust. Securitization proceeds of $1.5 billion were realized in 2004. The Company used the cash proceeds from securitization to retire debt. In 2002, the Company received $0.4 billion in proceeds from securitization transactions and recorded pretax gains of $4.1 million.

The documents establishing the trusts generally require the Company to maintain an ownership interest in the trusts. At December 31, 2004 and 2003, the Company maintained a retained ownership interest in the assets securitized of approximately $72.7 million and $28.7 million, respectively, recorded at fair value.

After the loans are securitized, the Company continues to service the loans sold to the trusts. At December 31, 2004, the Company had a $28.2 million servicing asset. Initially, the value of the servicing asset represented the present value of the estimated future servicing revenue that would be received in excess of the fair market value of such services, based on its relative fair value as of the date of securitization. Failure to service the loans in accordance with contractual obligations could lead to a termination of the servicing rights and the loss of future servicing revenue. As a result, the Company considers both the securitized and unsecuritized student loans to be part of the business it manages.

For additional information on the Company's securitization activities, see Note 15 to the Financial Statements.

**Related Party Transactions**

A number of significant transactions are carried out between the Company and Citigroup and its affiliates. CBNA is a party to certain intercompany agreements entered into by the Company, including the Omnibus Credit Agreement, a tax-sharing agreement and CitiAssist Loan originations and servicing agreements. In addition, FFEL Program loans are originated through a trust agreement with CBNA. The Company believes that the terms and pricing under these agreements were negotiated on an arm's length basis and are at fair market value.

The Company originates the majority of its loans and performs most of its servicing obligations pursuant to intercompany agreements with affiliates of Citigroup. The Company incurred charges of $36.5 million, $35.8 million and $36.7 million pursuant to these agreements in 2004, 2003 and 2002, respectively. The increase in the charges in 2004 compared to the prior year are primarily due to loan portfolio growth.

In addition, the Company holds a portfolio of alternative loans, primarily CitiAssist Loans. CitiAssist Loans are originated by CBNA. However, the Company disburses and services the loans for CBNA in accordance with the provisions of an intercompany agreement. Expenses incurred by the Company to underwrite, disburse and service these loans for CBNA are reflected in a service fee, which is charged to CBNA. Following full disbursement, the Company purchases all qualified CitiAssist Loans at the amount of CBNA's carrying value at the time of purchase plus contractual fee premiums. The loan premiums paid by the Company on the purchased loans are amortized as yield adjustments over the average life of a CitiAssist Loan. As of December 31, 2004 and 2003, the Company's CitiAssist Loan portfolio was $3,648.5 million and $2,642.6 million, respectively, exclusive of unamortized premiums.

The Company shares with CBNA 50% of the deferred tax assets resulting from the payments made to CNYS by the Company in November 1992 in exchange for the transfer of assets to the Company and the execution of a noncompetition agreement. The corresponding liability is recorded as a payable to principal stockholder on the Company's financial statements. The Company is also included in the consolidated federal income tax return of Citigroup and is included in certain combined or unitary state/local income or franchise tax returns of Citicorp/Citigroup or its subsidiaries.

The Company's borrowings of $23.8 billion and $22.3 billion at December 31, 2004 and 2003, respectively, were made under the terms of the Omnibus Credit Agreement with CBNA, which provided for $25 billion in total credit at December 31, 2004. In January 2005, the credit limit was increased to $30 billion to accommodate new disbursements and purchases. Interest expense of $375.4 million, $369.2 million and $579.2 million was incurred under the terms of the agreement in 2004, 2003 and 2002, respectively. The increase in 2004 interest expense is due to the increase in the interest rates on the variable rate debt compared to the prior year. At December 31, 2004 and 2003, the outstanding borrowings had a combined contractual weighted average interest rate of 2.1% and 1.6%, respectively, based on LIBOR at the time the borrowings were established or rates reset. See Notes 4 and 5 to the Financial Statements for further information on the Company's borrowings.

In addition, at December 31, 2004, the Company was a party to several forward funding commitments with CBNA to procure short- and long-term funding in amounts of $0.2 billion and $1.1 billion, respectively, at specified times in the future. All of the loan commitments, which were drawn upon in January 2005, are contracted to mature between July 2005 and January 2006 and have fixed interest rates ranging from 2.1% to 3.2%.

During 2004 and 2003, the Company had a number of interest rate swap agreements with CBNA. CBNA receives a fee of 0.005% of the notional amount of the swaps, primarily for the use of credit lines and counterparty risk management systems. Also, in 2004, 2003 and 2002 interest expenses of approximately $2.8 million, $9.9 million and $2.0 million, respectively, were incurred pursuant to interest rate swap agreements with CBNA. All of the Company's outstanding swaps under this program matured on January 4, 2005.

The Company participates in certain of Citigroup's deferred stock-based compensation plans under which Citigroup stock or stock options are granted to certain of the Company's employees. For the years ending December 31, 2004, 2003 and 2002, participation in these plans had no material impact on the Company's financial condition or results of operations.

In addition, Citigroup and its subsidiaries engage in other transactions and servicing activities with the Company, including facilities procurement, employee benefits, data processing, telecommunications, payroll processing and administration, income tax payments, and others. Also, certain of the Company's employees perform services for other Citigroup entities for which the Company receives compensation in accordance with the terms of intercompany agreements. These fees are based on assessments of actual usage or using other allocation methods, which, in the opinion of management, approximate actual usage. Management believes that the terms under which these transactions and services are provided are, in the aggregate, no less favorable to the Company than those that could be obtained from unaffiliated third parties. The Company was charged $19.3 million, $18.5 million and $14.8 million for services received pursuant to these intercompany agreements and received revenue of $8.5 million, $9.7 million and $8.0 million in 2004, 2003 and 2002, respectively, for services performed with respect to intercompany agreements. The decline in the servicing revenue received in 2004 primarily resulted from a decrease in CitiAssist Loan fees from CBNA. For an analysis of intercompany expenses, see Note 9 to the Financial Statements.

**Regulatory Impacts**

Over the past decade, certain amendments to the Act governing the FFEL Program have reduced the interest spread earned by holders of FFEL Program guaranteed student loans as new loans with lower yields were added to the portfolio and older, more profitable loans were repaid. Despite reductions in funding costs and their effects on net income, pressure on margins is expected to continue as more loans are originated with lower lender yields. Amendments to the Act also introduced a competitor program, the Federal Direct Student Loan Program (Direct Lending), in which private lenders, such as the Company, do not participate. Direct Lending accounts for less than 24%, on a national basis, of all student loans originated under federally sponsored programs. In addition, reauthorization of the Act, which may occur in 2005, may result in a reduction in Exceptional Performer benefits below the current 100% claim guarantee. The reauthorization, as well as other amendments to the Act, which could ultimately result in further reductions in FFEL Program loan subsidies and lender net interest margins, could influence customer prepayments. Any reduction below the 100% claim guarantee would result in higher net credit losses. Any such amendments, in part or in combination, could adversely affect the Company's business and prospects.

The Company continues to search for ways to take advantage of greater economies of scale. It is pursuing both new and existing marketing programs, including electronic commerce, and continues to expand its guarantor relationships and pursue alternative loan products, such as CitiAssist, that are not dependent on federal funding and program authorization. Certain of the statements above are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. See **Forward-Looking Statements** on page 23.

**Risk Management**

Risk management is an important business objective of the Company. The Company actively manages market, credit and operating risks. Certain of the statements below are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. See **Forward-Looking Statements** on page 23.

Market risk encompasses both liquidity risk and price risk. Liquidity risk is the risk that an entity may be unable to meet a financial commitment to a customer, creditor or investor when due. Price risk is the risk to earnings that arises from changes in interest rates. Market risk is managed through the Company's Asset/Liability Management Committee (ALCO). ALCO reviews the current and prospective funding requirements and makes recommendations to management. Also, the Company periodically reviews expectations for the market and sets limits as to interest rate and liquidity risk exposure.

From time to time, the Company uses risk-sharing agreements with counterparties having investment-grade credit ratings to manage credit risk. Also, the Company periodically performs detailed risk analysis by loan type. In addition, the Company is periodically reviewed by Citigroup Audit and Risk Review teams, student loan guarantors and third party loan insurers to monitor portfolio quality and processing compliance. The Company is also subject to annual Department-mandated independent compliance reviews of its FFEL Program student loan portfolio. Credit risk is minimized by the federal guarantees maintained on its FFEL Program student loan portfolio and by credit loss insurance carried on a significant portion of its alternative loan portfolio. For periods prior to January 1, 2004, the guarantor generally paid the Company 98% of the sum of the unpaid principal and accrued interest for FFEL Program default claims filed, provided the loans had been properly originated and serviced. The 2% amount not reimbursed was charged off to allowance for loan losses. Effective in 2004, the Company and several of its third party servicers were designated as Exceptional Performers by the Department in recognition of their exceptional level of performance in servicing FFEL Program loans. As a result of this designation, the Company receives 100% reimbursement on all eligible FFEL Program default claims submitted for reimbursement for loans serviced by the Company as well as its third party servicers that have received the Exceptional Performer designation. Under current Department rules, Exceptional Performer benefits are available as long as the Company and these servicers continue to meet eligibility standards.

CitiAssist Loans do not carry the federal government guarantee. Most CitiAssist Loans are insured by one of the following insurance companies: Guaranty National Insurance Company (GNIC), Globe Indemnity Company (GIC), or United Guaranty (UG). UG is a subsidiary of American International Group. GNIC and GIC are subsidiaries of Royal & SunAlliance Insurance Group PLC. During 2003, the financial strength ratings of GNIC and GIC were downgraded to below investment grade. The downgrade did not impact their ability to pay insurance claims in 2004 and the Company does not currently expect that the downgrade will have a material impact on the insurance companies' ability to pay insurance claims made by the Company. The Standard and Poors credit ratings for GNIC, GIC and UG were BB+, BB+ and AAA, respectively, at December 31, 2004.

Most operating risks are those risks arising from servicing defects on the Company's FFEL Program loan portfolio that could potentially result in losses. FFEL Program loans that are not originated or serviced in accordance with Department regulations risk loss of guarantee or interest penalties. The Company manages operating and credit risks by conducting compliance and process reviews of both the Company's internal operations and external loan servicers and through contractual remedies for losses incurred due to servicing errors.

In addition, the Company is subject to operating risk resulting from the servicing of a substantial portion of its loan portfolio by one servicer, an affiliate. The Company believes that its policies, procedures, servicer reviews and contractual remedies mitigate this risk. In the event of default by this servicer, other third party servicers could assume the servicing functions for these loans.

The Company's guaranteed FFEL Program loan portfolio is subject to regulatory risk in the form of reduced interest subsidies and increased origination costs, in addition to the existence of the program itself. Historically, legislation and the reauthorization process have reduced the net interest margin earned by lenders.

**Market Risk**

The Company's primary market risk exposure results from fluctuations in the spreads between the Company's borrowing and lending rates, which may be impacted by shifts in market interest rates. The Company's overall risk management strategy includes utilizing interest rate swap agreements to manage its exposure to interest rate variability between the rates paid on its borrowings and received on its loan assets. In order to reduce this basis risk, the Company may enter into interest rate swaps on portions of its portfolio. The Company's hedge program has been effective in offsetting changes in cash flows for the risk being hedged and is in compliance with the hedge accounting requirements of SFAS No. 133 *Accounting for Derivative Instruments and Hedging Activities,* as amended.

During 2004 and 2003, the Company had a number of interest rate swap contracts with an affiliate of Citigroup to receive payments based on LIBOR and make payments based on the 91-day Treasury Bill rate. The fair values are reflected in other liabilities on the balance sheet with corresponding net of tax amounts reflected in the accumulated other changes in equity from nonowner sources component of stockholders' equity. These derivatives, which have been designated and are effective as cash flow hedges, have notional amounts totaling $1.1 billion and $3.0 billion at December 31, 2004 and 2003, respectively. All of the swaps under this program matured on January 4, 2005. They had no reportable fair value at December 31, 2004. The fair value of the swaps at December 31, 2003 was $1.6 million.

Net amounts reclassified from accumulated other changes in equity from nonowner sources on the balance sheet related to the Company's interest rate swap agreements are reported in interest expense. For 2004 and 2003, no amounts were excluded from the assessment of effectiveness and no hedge ineffectiveness was recognized in earnings related to these swap agreements. Hedge ineffectiveness, if any, is reported in interest expense as incurred.

From time to time, the Company is able to take advantage of prevailing interest rate conditions by entering into forward funding commitments with interest rates that are fixed at the loan commitment date at the implied current forward rates based on the date that the forward funding commitment is scheduled to be drawn upon. At December 31, 2004, the Company was a party to forward funding commitments with CBNA totaling $1.3 billion. All of the forward funding commitments were drawn upon in January 2005, are contracted to mature between July 2005 and January 2006, and have fixed interest rates ranging from 2.1% to 3.2%.

Market risk is measured using various tools, including Earnings-at-Risk. The Earnings-at-Risk calculation seeks to determine the effect that shifts in interest rates are expected to have on net interest margin in future periods. The Company prepares Earnings-at-Risk calculations to measure the discounted pre-tax earnings impact over a preset time span of a specified upward and downward shift in the interest rate yield curve. The Earnings-at-Risk calculation, a static and passive measurement that excludes management's responses to prospective changes in market interest rates, reflects the repricing gaps in the position as well as option positions, both explicit and embedded, in the loan portfolio. Earnings-at-Risk is calculated by multiplying the gap between interest sensitive items, including assets, liabilities and derivative instruments, by 35 and 100 basis point changes in the yield curve. A 35 basis point change in the yield curve represents approximately a two standard deviation change. The one hundred basis point analysis is provided for comparative purposes.

The Earnings-at-Risk calculation measures the Company's position at one point in time. As indicated in the table below, as of December 31, 2004, a 35 basis point increase in the interest yield curve would have a potential negative impact on the Company's pre-tax earnings of approximately $18.7 million for the next twelve months and approximately $72.5 million thereafter. A 35 basis point decrease in the interest yield curve as of December 31, 2004 would have a potential positive impact on the Company's pretax earnings of approximately $17.0 million for the next twelve months and approximately $72.6 million thereafter.

### Earnings-At-Risk (on pre-tax earnings)

| | DECEMBER 31, 2004 | | | DECEMBER 31, 2003 | | |
|---|---|---|---|---|---|---|
| | NEXT 12 MOS. | THEREAFTER | TOTAL | NEXT 12 MOS. | THEREAFTER | TOTAL |
| *(Dollars in millions)* | | | | | | |
| Thirty five basis point increase | $(18.7) | $(72.5) | $(91.2) | $(4.6) | $(70.1) | $(74.7) |
| Thirty five basis point decrease | 17.0 | 72.6 | 89.6 | 14.5 | 70.1 | 84.6 |
| One hundred basis point increase | (54.1) | (205.2) | (259.3) | (17.1) | (200.2) | (217.3) |
| One hundred basis point decrease | 47.5 | 205.4 | 252.9 | 41.9 | 197.6 | 239.5 |

In addition, the Company has significantly greater exposure to uneven shifts in interest rate curves (i.e. the Treasury Bill to LIBOR rate spreads). The Company, through ALCO, actively manages these risks by setting Earnings-at-Risk limits and takes actions in response to interest rate movements against the existing structure.

## Liquidity and Capital Resources

*Cash Requirements*

### Contractual Obligations

The following table includes aggregated information about the Company's contractual obligations. These contractual obligations impact the Company's short- and long-term liquidity and capital resource needs. The table includes information about payments due under specified contractual obligations at December 31, 2004. Many of the purchase agreements for goods or services include clauses that would allow the Company to cancel the agreement prior to the expiration of the contract within a specified notice period; however, the table includes the Company's obligations without regard to such termination clauses (unless actual notice of the Company's intention to terminate the agreement has been communicated to the counterparty).

The Company's primary contractual cash obligations are indicated in the chart below:

| (Dollars in thousands) | Total | Due in Less Than 1 Year | Due in 1-3 Years | Due in 3-5 Years | Due in More Than 5 Year |
|---|---|---|---|---|---|
| Contractual purchase obligations | $ 9,160 | $ 7,223 | $ 1,937 | $ ---- | $ ---- |
| Contractual long-term borrowings | 12,350,000 | 9,550,000 | 2,500,000 | 300,000 | ---- |
| Operating lease commitments | 14,632 | 1,696 | 3,397 | 3,148 | 6,391 |
| Payable to principal stockholder | 3,647 | 667 | 1,145 | 1,231 | 604 |
| Loan purchase commitments (1) | 1,160,727 | 1,160,584 | 143 | ---- | ---- |
| Loan disbursement commitments | 1,032,798 | 1,032,788 | 10 | ---- | ---- |

(1) Loan purchase commitments are agreements that obligate the Company to make future purchases of loans from related or third parties. Most of the amounts listed here represent loans that will be purchased within one year. However, a portion of the amount presented here is required to be purchased by the Company after the borrowers graduate, the timing of which cannot be accurately predicted.

At December 31, 2004, the funding of variable rate FFEL Program loans in the amount of $1,032.8 million have been committed, but not disbursed. In addition, the Company has forward loan purchase agreements with investment grade counterparties, including CBNA, that obligate the Company to purchase all eligible loans offered for sale and/or originated by the other party. At December 31, 2004, the Company had committed to purchase $1,160.7 million of loans.

The Company's primary funding needs are those required to finance its loan portfolio and meet its cash requirements for new loan originations and operating expenses. The Company's cash expenditures for equipment and computer software primarily include software developed for internal use, which provides functionality enhancements to its integrated loan management systems. Equipment and computer software cash expenditures amounted to $23.5 million, $24.7 million and $11.6 million in 2004, 2003 and 2002, respectively. Other than software developed for internal use, the Company had no material capital expenditures in 2004, 2003 and 2002. The Company expects the level of capital expenditures for the next several years to be generally comparable to 2004 levels. Cash sources are sufficient to complete existing and future capital projects.

The Company's future cash needs will depend primarily on the volume of new loan disbursements and purchases as well as the cash provided (or used) by operating activities. The Company expects new loan disbursements and purchases volumes to continue to be funded primarily through additional borrowings as well as securitizations of loan portfolios. Management currently considers liquidity and capital to be sufficient to meet the Company's anticipated requirements for the next twelve months. Certain of the statements above are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. See **Forward-Looking Statements** on page 23.

*Sources and Uses of Cash*

Cash received from borrower repayments, claim payments, and subsidized interest and SAP from the federal government for the year ended December 31, 2004 were sufficient to meet the Company's cash needs for operational activities, including debt service.

The Company's primary funding source is the Omnibus Credit Agreement, as amended, with CBNA, expiring December 2009. The maximum aggregate credit limit available for combined short- and long-term borrowings was $25 billion at December 31, 2004. This agreement does not restrict the Company's right to make additional borrowings from other sources. At December 31, 2004, the amount of credit available for additional short- and long-term borrowings was $1.2 billion. In January 2005, the credit limit was increased to $30 billion to accommodate future disbursements and purchases.

The Company carefully weighs interest rate risk in choosing between funding alternatives. It currently primarily meets its funding requirements through credit facilities provided by CBNA. In addition, the Company is successfully using alternative sources of financing, such as securitization.

In 2004, the Company securitized approximately $1.5 billion of FFEL Program Consolidation Loans. The Company used the securitization proceeds to reduce its outstanding borrowings. The Company may enter into new securitization transactions in 2005 and, if completed, would use the proceeds for debt reduction. See Note 15 to the Financial Statements and **Off-Balance Sheet Transactions** on page 10 for additional information about the Company's securitization activities.

The Company could also raise capital through the sale of portions of its student loan portfolio to participants in the secondary loan market, since available liquid markets exist. At December 31, 2004, the Company was under commitment to sell $107.4 million of loans upon final disbursement. The Company's net cash used for investing activities, consisting primarily of loan disbursement and purchase activity, amounted to $1,818.0 million in 2004, $2,824.8 million in 2003, and $2,399.1 million in 2002. Investing activities were financed in those years primarily through the utilization of available short- and long-term credit lines. New borrowings, net of repayments, for 2004, 2003 and 2002 increased $1,462.9 million, $2,533.2 million and $2,206.1 million, respectively, compared to borrowings outstanding a year ago from those dates.

**Student Loans**

The Company's student loan portfolio is composed of both FFEL Program loans and loans originated through alternative programs, such as CitiAssist. The Company is currently eligible to make the following types of FFEL Program loans: subsidized Federal Stafford, unsubsidized Federal Stafford, Federal Parent Loans to Undergraduate Students (PLUS) and Federal Consolidation Loans. Subsidized Federal Stafford Loans are generally made to students who pass certain need criteria. Unsubsidized Federal Stafford Loans are designed for students who do not qualify for subsidized Federal Stafford Loans due to parental and/or student income and assets in excess of permitted amounts or whose need exceeds the basic Stafford limit. Federal PLUS Loans are made to parents of students who are dependents. The Federal Consolidation Loan Program allows multiple federal loans, including those of both the FFEL and the Federal Direct Student Loan Programs, to be combined into one single aggregate guaranteed loan. Federal Consolidation Loans may include government-guaranteed loans formerly held by other lenders. Prior to consolidation, any loan balances that are not already owned by the Company are purchased at face value from other lenders. A Federal Consolidation Loan is allowed an extended repayment term of up to 30 years, depending on the loan balance. In addition, the Company's portfolio includes Federal Supplemental Loans for Students (SLS Loans). SLS Loans were originated prior to July 1994, when new loan disbursements through this program were discontinued. Federal SLS Loans include loans to graduate, professional and independent undergraduate students, and, under certain circumstances, dependent undergraduate students. In 1994, the SLS Program was replaced with an expanded unsubsidized Federal Stafford Loan program. The Company also owns a portfolio of Health Education Assistance Loans (HEAL Loans), composed of guaranteed student loans for borrowers in designated health professions under a federally insured loan program administered by the U.S. Department of Health and Human Services. Although no new loans are being originated under this program, the Company has pursued acquisition of HEAL Loans from other holders.

The Department administers the FFEL Program under Title IV of the Act. In order to comply with the provisions of the Act, all of the Company's FFEL Program loans are held, and all new FFEL Program loans are originated, by the Company through a trust established solely for the benefit of the Company. An institution, such as the Company, that does not fall within the Act's definition of "eligible lender" may hold and originate FFEL Program loans only through a trust or similar arrangement with an eligible lender. The Company's trust agreement is with CBNA, a national banking association and an eligible lender under the provisions of the Act.

The Company's alternative loan programs, such as CitiAssist, are available for students who either do not qualify for government student loan programs or need additional financial assistance beyond that available through government programs. Alternative loans are offered based on the borrower's or co-signer's creditworthiness, in addition to financial need as established by the educational institution. Most are insured by private insurers.

The Company also participates in the secondary student loan market through purchases of loans that consist of subsidized Federal Stafford Loans, unsubsidized Federal Stafford Loans, PLUS Loans, Federal Consolidation Loans and HEAL Loans. Most Federal Consolidation Loans are generated through third party marketing channels. Loans acquired through these channels generally have lower yields than student loans sourced through school lender lists and other primary channels.

**Origination of FFEL Program Loans**

The Company is one of the nation's largest originators and holders of student loans guaranteed under the FFEL Program. The Company's student loan volume primarily results from the Company's marketing efforts (see **Marketing** on page 19), repeat borrowers, and college fair participants.

A student must attend an eligible educational institution, as determined by the Department, in order to participate in the FFEL Program. Eligible institutions can be divided into three categories: four-year colleges and universities, two-year institutions and proprietary (vocational) schools. In addition to other criteria, the Department determines school eligibility, in part, based on the default rate on guaranteed loans to its students. Under the Act, eligible lenders, subject to certain restrictions, may choose not to make loans to students attending certain schools, defined by school type, geographic location or default experience.

For Stafford Loans, the student and school complete a Master Promissory Note and send it either to the Company or directly to the guarantor. For PLUS Loans, the school and parent complete a Master Promissory Note and send it either to the Company or directly to the guarantor. The loan application process is either completed online at *www.studentloan.com* or through the guarantor's website. Both the guarantor and the Company must approve the loan request. Upon guarantor approval, the guarantor sends a notice of guarantee to the Company. After receiving the notice of guarantee, the Company makes disbursements of the loan directly to the school and sends a disclosure statement to the borrower confirming the terms of the loan.

The Company also originates loans under "blanket guarantee" agreements with certain guarantors, which serves as authorization for the Company to disburse funds without having to obtain the guarantor's approval on each individual loan.

**Origination of CitiAssist Loans**

In order to comply with certain legal requirements, CitiAssist Loans are originated by CBNA, the Company's principal shareholder, and are serviced by the Company or a related party servicer. Expenses incurred by the Company to underwrite, disburse and service CitiAssist Loans for CBNA are charged to CBNA in an origination and servicing fee in accordance with the provisions of an intercompany agreement. Following full disbursement, the Company purchases all qualified CitiAssist Loans at the amount of CBNA's carrying value at the time of purchase, plus contractual fees.

The CitiAssist Loan program is designed to assist undergraduate, graduate, and health professions students, as well as others, by providing education financing in addition to financial aid available under the FFEL Program. In order to meet the needs of medical students, additional products, such as the CitiAssist Health Professions Loan and the CitiAssist Health Professions Residency Loan are also available. The CitiAssist K-12 Loan program was designed to assist parents in financing their children's private primary or secondary school education.The CitiAssist Bar Study Loan is offered to law students in their final year of law school and for a certain post-graduation period.

CitiAssist Loans are installment loans that are credit based and subject to state laws and federal consumer banking regulations. Most loans are insured by a private insurer and are not reinsured by the federal government.

Students, and co-signers, if applicable, complete and submit CitiAssist Loan applications either online at *www.studentloan.com* or by mail. In addition to general eligibility criteria, a certification of enrollment from the school is required and a co-signer may also be necessary. Upon initial credit approval by the Company, most loans are submitted to a private third party insurer, which insures the Company against loss in cases of default, bankruptcy or death of the borrower. These insured loans are subject to risk-sharing losses of 5% - 20% of the default claim amount, depending on the insurer and the type of loan. Some CitiAssist Loans are not insured against loss. However, approximately two-thirds of the carrying amounts of the uninsured CitiAssist Loans are supported by risk-sharing agreements with investment-grade universities. The Company is at risk for the non-insured and non-risk-shared portions of the CitiAssist Loan portfolio. The Company makes the majority of the loan disbursements directly to the school and sends a disclosure statement to the borrower and co-signer confirming the terms of the loan.

**Seasonality**

Origination of student loans is generally subject to seasonal trends, which correspond to the beginning of the school year. Student loans are disbursed as directed by the school and are usually divided into two or three equal disbursements released at specified times during the school year. The two periods of August through October and December through February account for approximately 75% of the Company's total annual disbursements. While applications and disbursements are seasonal, the Company's earnings are generally not tied to this cycle. Due to the Company's portfolio size, new disbursements or run-off for any given month will not materially change the net interest earnings of the portfolio.

## Marketing

Unlike many other lenders, the Company has a policy of holding and servicing the majority of the loans it directly originates through school channels. This may change if the Company undertakes a program to securitize portions of its Stafford and PLUS loan portfolios. Management believes that the policy to hold and service these loans makes the repayment process easier for the borrower and gives the Company a marketing advantage with potential borrowers and financial aid administrators (FAAs). The Company attributes its growth primarily to its emphasis on: (1) providing service to FAAs, (2) offering competitive and innovative products that meet the needs of schools and students, (3) expanding marketing channels through electronic commerce, and (4) employing a focused marketing and sales team. In addition, the Federal Consolidation Loan volume remained high in 2004 due to the low interest rate environment, which induced more borrowers to consolidate their loans to obtain fixed interest rates. An increase in interest rates, which would reduce borrowers' demands for Federal Consolidation Loans, could significantly reduce the volume of new Federal Consolidation Loans. Also, reauthorization or other amendments to the Act could reduce the benefits of the Federal Consolidation Loan program and make it less attractive to borrowers.

Management believes that FAAs are one of the most important influences on lender selection. An FAA, in order to streamline the financial aid process and promote competition, may develop a list of preferred lenders which students may utilize. Accordingly, the Company focuses marketing efforts on meeting the needs of FAAs by offering a variety of products and services that help FAAs aid students in financing their education. The Company's account managers service the financial aid community and assist FAAs with student loan processing, resolving problems and issues, providing updates on the Company's programs and new products, and supplying information for students.

The Company has made advancements in and expects to continue to develop its electronic commerce initiatives. The Company's main website, *www.studentloan.com*, as well as its other proprietary websites, *www.faaonline.com*, *www.collegelenderlist.com* and *www.prestamosestudiantiles.com*, provide useful information and online functionality for both students and FAAs. The *www.prestamosestudiantiles.com* website provides information in Spanish on college planning, education loans and the financial aid process. The *www.studentloan.com* website received a new look in 2003 as customer feedback from usability studies was incorporated to make the site easier to use. Improvements to the online application and approval capabilities have contributed to the growth of the private CitiAssist loan product.

The Company's online servicing platform *www.studentloan.com* provides borrowers with the ability to self-service their accounts, view statements, choose repayment options online and make payments online. Customer usage of these capabilities continues to increase. In 2003, the Company introduced the capability for international borrowers residing in foreign countries to have the ability to pay online by credit card. This service provides borrowers with an easy and efficient means to make loan payments denominated in U.S. currency. In 2003, the Company also introduced electronic signature to *www.studentloan.com's* loan consolidation online application system and e-signature capability is now available for all loan products, including Stafford, PLUS and CitiAssist, enabling a convenient, completely paperless application process. The Company also has an investors section on *www.studentloan.com*.

A lender can lose eligibility to participate in the FFEL Program if it does not comply with certain rules specified in the Act. Lenders are prohibited from offering points, premiums, payments or other inducements, directly or indirectly, to any educational institution, guarantor or individual in order to secure loan applications. Lenders may not offer loans as an inducement to a prospective borrower, either directly or indirectly, to purchase insurance policies or other products. Also, a lender may not conduct unsolicited mailings of FFEL Program student loan applications to students who have not previously received student loans from that lender. In addition, lenders may not engage in fraudulent or misleading advertising.

The Company's borrowers are students and parents from all 50 states, the District of Columbia and the U.S. territories. In addition, the Company's borrowers also include international students that attend school in the United States. Approximately one-third of the Company's loan portfolio is composed of loans made to or on behalf of students who reside in New York and California. The proportion of borrowers who reside in New York and California has decreased in recent years as the geographic dispersion of the Company's borrowers has increased. Certain of the statements above are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. See **Forward-Looking Statements** on page 23.

**Competition**

The student loan industry is highly competitive and the Company competes with thousands of eligible lenders. The Company is one of the nation's largest originators and holders of FFEL Program loans, with approximately an 8% market share. The Company competes by offering a full array of FFEL Program and private loan products. In addition, unlike many other lenders, the Company has a policy of holding and servicing the majority of the loans that it directly originates through school channels.

Sallie Mae, the largest holder of FFEL Program loans, has a portfolio that is several times larger than the Company's. In 2000, when Sallie Mae began originating loans on its own behalf, it became a direct competitor of the Company. The Company also competes directly with Sallie Mae and other secondary market participants in making loan purchases. Based on recent estimates, Sallie Mae's overall market share is approximately 35%. In 2004, the Company implemented a new origination system with the functionality to perform loan origination and servicing for other FFEL Program lenders. This third-party servicing product supports the Company's loan acquisition strategy as well as provides an additional fee income opportunity.

The Direct Lending Program, which provides loans directly to students and parents, has reduced the volume of loans originated through the FFEL Program. Currently, the Direct Lending Program accounts for less than 24% of total federal student loan program originations (exclusive of the Perkins Loan Program). The proportion of Direct Lending Program loan originations has not grown in recent years. In fact, some colleges and universities have left the Direct Lending Program and returned to lenders participating in the FFEL Program. If this continues, the portion of total federal student loan volume that is attributable to the Direct Lending Program may decline.

**FFEL Program Guarantors and Third Party Insurers**

The Company is insured on its portfolio of FFEL Program loans as to principal and interest in the case of a borrower's default, death, disability, bankruptcy, closed school or unpaid school refund. The coverage is provided by certain state or non-profit guarantors, which are reinsured by the federal government. The Act provides that guarantors have contractual rights against the federal government to receive reinsurance in accordance with its provisions.

If a guarantor's administrative or financial condition falls below specified levels or the Secretary of Education (the Secretary) determines that the guarantor is in danger of financial collapse, the Secretary is authorized to undertake specified actions to assure the continuance of claim payments, including the transfer of guarantees to another guarantor or the payment of claims directly to lenders. To date, all claims filed by the Company that had been approved for payment by guarantors have been paid.

Effective in 2004, the Company and several of its third party servicers were designated as Exceptional Performers by the Department in recognition of their exceptional level of performance in servicing FFEL Program loans. As a result of this designation, the portions of the Company's portfolio that are serviced by the Company or these third party servicers receive 100% reimbursement on all eligible FFEL Program default claims submitted for reimbursement and these loans are not subject to the 2% risk-sharing loss for eligible FFEL Program claims submitted. Of the Company's total portfolio, only FFEL Program loans that are serviced by the Company or these third party servicers are eligible to receive these benefits. The Company and these servicers are entitled to receive the benefit of the designation as long as the Company and these servicers continue to meet required servicing standards published by the Department. Compliance by the Company with such standards is assessed on a quarterly basis.

The Company purchases "life of loan" insurance on the majority of its holdings of alternative student loans, providing loss protection in the case of borrower default, death or bankruptcy. Most of the Company's CitiAssist Loan portfolio is insured by one of the following insurance companies: Guaranty National Insurance Company (GNIC), Globe Indemnity Company (GIC), or United Guaranty (UG). CitiAssist Loans are generally subject to risk-sharing losses of 5% - 20% of the claimed amount. To date, substantially all eligible alternative loan claims have been paid.

See Note 2 to the Financial Statements for further information on FFEL Program guarantors and third-party insurers and the portions of the portfolio insured by each.

**FFEL Program Collections and Claims**

Certain requirements, as described above, have to be met in order to maintain the government guarantee coverage on FFEL Program loans. These requirements specify school and borrower eligibility criteria and establish servicing requirements and procedural guidelines. The Company's collections department, or that of its servicers, begins contact in the event of payment delinquency shortly after delinquency occurs and continues prescribed collection efforts through mailings, telephone contact and skip tracing, as needed.

At prescribed times, the Company requests collection assistance from the relevant guarantor before submitting a claim. These requests serve to notify the guarantor of seriously delinquent accounts before claim and allow the guarantor an opportunity to make additional attempts to collect on the loan. If a loan is rejected for claim payment by a guarantor due to a violation of FFEL Program due diligence collection requirements, the collections department or servicer resumes working the account for payment and/or institutes a process to reinstate the guarantee.

FFEL Program loans that are 270 days past due are considered to be in default. Claims must be filed with the guarantor no later than the 360th day of delinquency or loss of guarantee could occur.

In addition to due diligence collection violations, a claim may be rejected by a guarantor under certain other circumstances, including, for example, if a claim is not timely filed, adequate documentation is not maintained or the loan is improperly serviced. Once a loan ceases to be guaranteed, it is ineligible for interest and special allowance benefits.

Rejected claims may be "cured", involving reinstatement of the guarantee, and may receive reinstated interest and special allowance benefits when the lender locates the borrower and performs certain collections activities in cases involving timely claim filing violations or by obtaining a payment or a new repayment agreement from the borrower in the case of certain collection due diligence violations. In 2004 and 2003, the Company was able to cure approximately 63% and 64%, respectively, of all rejected FFEL Program claims. The decrease in the cure rate for 2004 was due to a change in the mix of rejected claims, fewer of which were eligible for cure. For rejected claims, the Company allows a full four months for the collections department or servicers to attempt to effect cures before the loans are written off against the allowance for loan losses.

The rate of defaults for FFEL Program student loans, especially among students at vocational schools, tends to be higher than default rates for other types of student loans. In an effort to reduce the default rates, revised school eligibility requirements, which include default rate limits, have been implemented by the Department. In order to maintain eligibility in the FFEL Program, schools must maintain default rates below specified levels, and both guarantors and lenders are required to ensure that loans are made to students attending schools that meet default criteria. Accordingly, the Company has procedures designed to assure that it provides FFEL Program loans only to students attending institutions that meet the Act's default limits.

In 2004, the Company's CitiAssist Loans, which incorporate credit screening and may require a co-signer, had a default rate of 0.55%, compared to 2.09% for its FFEL Program loans.

## Quality and Regulatory Reviews

The Company recognizes the importance of maintaining compliance with Department and guarantor regulations and reporting requirements. Accordingly, the Company has implemented policies and procedures to monitor and review ongoing processes that have an impact on, or may jeopardize a loan guarantee or lender eligibility. An affiliate of the Company that services most of the Company's student loan portfolio also performs regular ongoing compliance reviews at its facility.

In addition, the Company has a formal quality assurance program that monitors and measures performance and customer satisfaction levels. Also, the Company's Operations Audit staff monitors quality assurance throughout the business. These quality assurance reviews include, but are not limited to, reviews of loan origination, due diligence and disbursement processes, including work performed to ensure adherence to regulatory requirements. Also, individual departments perform self-reviews on a risk-based frequency. These reviews are done to ensure compliance with the federal, guarantor and corporate policies/procedures, as well as to identify areas needing process or control improvements.

Regulations of the Department authorize it to limit, suspend or terminate lenders from participation in the FFEL Program, as well as impose civil penalties, if lenders violate program regulations. The Department conducts frequent on-site audits of the Company's student loan servicing activities. Guarantors conduct similar audits on a biennial basis. During 2004, the Company was audited by three guarantors and two third party insurers. In addition, an independent compliance review of the Company's FFEL Program student loan portfolio, as required by the Department, was conducted. None of the audits conducted during 2004 disclosed any material audit exceptions.

Historically, the student loan industry has been subject to extensive regulatory and reporting requirements, concentrated primarily in the areas of loan servicing and due diligence. Both the Department and the guarantors have established stringent servicing requirements that the lender must meet and have developed audit criteria that the lender must pass in order to receive guarantee benefits.

Also, as an operating subsidiary of CBNA, the Company is subject, in general, to examination and supervision by the Office of the Comptroller of the Currency. The Company is subject to the Bank Holding Company Act and the National Bank Act, which restrict certain affiliate transactions and limit the permissible investment and business activities in which an operating subsidiary of a bank may engage.

## Employees

At December 31, 2004 and 2003, the Company had 526 and 466 employees, respectively, none of whom were covered by a collective bargaining agreement. The growth in the number of employees was made primarily to meet technology and other middle office requirements. This growth includes employees hired to facilitate Sarbanes-Oxley 404 readiness.

## Properties

The Company maintains its headquarters in Stamford, Connecticut and also has a facility located in Pittsford, New York. The Pittsford, New York facility is maintained under the provisions of an affiliate agreement. In December 2003, the Company amended this agreement, extending the lease term through December 2013. The Stamford, Connecticut facility is leased on a month-to-month basis.

## Legal Proceedings

In the ordinary course of business, the Company is a defendant or co-defendant in various legal proceedings incidental to and typical of the business in which it is engaged. In the opinion of the Company's management, the ultimate resolution of these legal proceedings would not be likely to have a material adverse effect on the results of the Company's operations, financial condition or liquidity. This statement is a forward-looking statement within the meaning of the Private Securities Litigation Reform Act. See **Forward-Looking Statements** on page 23.

**Forward-Looking Statements**

Certain statements contained in this report that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. The Company's actual results may differ materially from those suggested by the forward-looking statements, which are typically identified by the words or phrases "believe", "expect", "anticipate", "intend", "estimate", "may increase", "may result in", and similar expressions or future or conditional verbs such as "will", "should", "would" and "could". These forward-looking statements involve risks and uncertainties including, but not limited to: the effects of legislative changes, particularly those relating to the re-authorization and amendment of the Federal Higher Education Act of 1965, as amended, that affect the demand for and interest rates on student loans, loan origination costs, and the availability and amount of loan subsidies; the cost of education; the availability of alternative financing options to students and their parents, including competitive products offered by other lenders; the effects of changes in accounting standards; actual credit losses, loan collection strategies and their impact on delinquency rates, and the adequacy of loan loss reserves; fluctuations in interest rates, particularly the manner in which short-term rates affect the Company's funding costs, consolidation rates, the rates at which interest accrues on its loan portfolio, the demand for student loans, and floor income; changes in prepayment rates on student loans and in the quality and profitability of those loans that move into repayment status; the Company's ability to continue to service its loan portfolio in accordance with its contractual obligations; the volume of loan consolidations; the Company's ability to maintain its Exceptional Performer status and the benefits available to servicers with that designation; the adequacy of the Company's capital expenditures and the success of its marketing efforts; the Company's ability to acquire or originate loans in the amounts anticipated and with interest rates that generate sufficient yields and margins; the Company's ability to continue to develop its electronic commerce initiatives; the performance of the Company's loan portfolio servicers, insurers and risk-sharers; the degree to which risk-sharing expenses for defaults are offset by lower insurance premiums; the adequacy of funds allocated for future capital expenditures; the Company's ability to utilize alternative sources of funding, including its ability to continue to securitize loan portfolios; as well as general economic conditions, including the performance of financial markets.

## CORPORATE GOVERNANCE AND CONTROLS

The Company has established a Disclosure Committee which has responsibility for ensuring that there is an adequate and effective process for establishing, maintaining, and evaluating disclosure controls and procedures for the Company in connection with its external disclosures. The Company has a Code of Conduct that expresses the values that drive employee behavior and maintains the Company's commitment to the highest standards of conduct. In addition, the Company adopted a Code of Ethics for Financial Professionals which applies to all finance, accounting, treasury, tax and investor relations professionals and which supplements the Company-wide Code of Conduct. Both the Code of Conduct and the Code of Ethics for Financial Professionals can be found on the Company's website at *www.studentloan.com* by clicking on the "Investors" page and then clicking on the "Board and Management" link. The Company's Corporate Governance Guidelines and the charter for the Audit Committee are available free of charge on the website or by writing to The Student Loan Corporation, Investor Relations, 750 Washington Boulevard, Stamford, CT 06901.

## CONTROLS AND PROCEDURES

### Disclosure Controls and Procedures

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act)) as of the end of the period covered by this report. Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Company's disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in reports that it files or submits under the Exchange Act.

### Internal Control Over Financial Reporting

There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

The Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934, as amended. The Company's internal control over financial reporting is a process designed under the supervision of the Company's principal executive and principal financial officers, and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. This process includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with proper authorizations of management and directors of the Company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk (i) that controls may become inadequate because of changes in condition, or (ii) that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004. In making this assessment, the company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on their assessment, management believes that, as of December 31, 2004, the Company's internal control over financial reporting is effective based on those criteria.

The Company's independent registered public accounting firm, KPMG, LLP, has issued an attestation report on management's assessment of the Company's internal control over financial reporting as of December 31, 2004. This report appears on page 26.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - INTERNAL CONTROL OVER FINANCIAL REPORTING

**The Board of Directors and Stockholders**
**The Student Loan Corporation:**

We have audited management's assessment, included in the accompanying *Management's Report on Internal Control over Financial Reporting* that The Student Loan Corporation (the Company) maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing, and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that the internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that The Student Loan Corporation maintained effective internal control over financial reporting as of December 31, 2004 is fairly stated, in all material respects, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, The Student Loan Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004 based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets of The Student Loan Corporation as of December 31, 2004 and 2003, and the related statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004 and our report dated March 15, 2005 expressed an unqualified opinion on those financial statements.

KPMG LLP

KPMG LLP
New York, New York
March 15, 2005

**The Board of Directors and Stockholders**
**The Student Loan Corporation:**

We have audited the accompanying balance sheets of The Student Loan Corporation (the Company) as of December 31, 2004 and 2003, and the related statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Student Loan Corporation as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The Student Loan Corporation's internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 15, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

KPMG LLP
New York, New York
March 15, 2005

## The Student Loan Corporation

### Statement of Income

| (Dollars in thousands, except per share amounts) | YEARS ENDED DECEMBER 31 2004 | 2003 | 2002 |
|---|---|---|---|
| **REVENUE** | | | |
| Interest income (note 2 ) | **$939,187** | $833,593 | $974,590 |
| Interest expense (notes 4, 5, 9 and 12) | **378,191** | 379,078 | 581,242 |
| Net interest income | **560,996** | 454,515 | 393,348 |
| Less: provision for loan losses (note 2) | **(7,989)** | (10,358) | (12,662) |
| Net interest income after provision for loan losses | **553,007** | 444,157 | 380,686 |
| Redemption of junior note and realized gains on securitized loans (note 15) | **13,103** | 399 | 4,118 |
| Fee and other income (note 7) | **28,375** | 18,838 | 18,249 |
| Total revenue, net | **594,485** | 463,394 | 403,053 |
| **OPERATING EXPENSES** | | | |
| Salaries and employee benefits (notes 9 and 10) | **37,232** | 28,282 | 26,803 |
| Other expenses (notes 8 and 9) | **95,030** | 85,688 | 80,628 |
| Total operating expenses | **132,262** | 113,970 | 107,431 |
| Income before income taxes | **462,223** | 349,424 | 295,622 |
| Income taxes (note 11) | **177,267** | 137,220 | 120,131 |
| **Net income** | **$284,956** | $212,204 | $175,491 |
| **Basic and diluted earnings per common share** (note 14) | **$ 14.25** | $ 10.61 | $ 8.77 |

See accompanying notes to financial statements.

### Balance Sheet

| (Dollars in thousands, except per share amounts) | DECEMBER 31 2004 | 2003 |
|---|---|---|
| **ASSETS** | | |
| Student loans (note 2) | **$22,958,295** | $20,285,596 |
| Less: allowance for loan losses (note 2) | **(5,046)** | (4,835) |
| Student loans, net | **22,953,249** | 20,280,761 |
| Loans held for sale (note 2) | **1,930,300** | 2,939,756 |
| Cash | **628** | 476 |
| Other assets (note 3) | **568,664** | 482,913 |
| **Total Assets** | **$25,452,841** | $23,703,906 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| *Liabilities* | | |
| Short-term borrowings (note 4) | **$ 20,986,000** | $ 9,973,100 |
| Long-term borrowings (note 5) | **2,800,000** | 12,350,000 |
| Payable to principal stockholder (note 9) | **3,647** | 4,897 |
| Deferred income taxes (note 11) | **186,082** | 129,376 |
| Other liabilities (note 6) | **330,205** | 315,209 |
| Total liabilities | **24,305,934** | 22,772,582 |
| *Stockholders' Equity* | | |
| Preferred stock, par value $0.01 per share; authorized 10,000,000 shares; no shares issued or outstanding | ---- | ---- |
| Common stock, par value $0.01 per share; authorized 50,000,000 shares; 20,000,000 shares issued and outstanding | **200** | 200 |
| Additional paid-in capital | **139,176** | 135,934 |
| Retained earnings | **999,702** | 786,746 |
| Accumulated other changes in equity from nonowner sources | **7,829** | 8,444 |
| Total stockholders' equity | **1,146,907** | 931,324 |
| **Total Liabilities and Stockholders' Equity** | **$25,452,841** | $23,703,906 |

See accompanying notes to financial statements.

## The Student Loan Corporation
## Statement of Changes in Stockholders' Equity

| | YEARS ENDED DECEMBER 31 | | |
|---|---|---|---|
| *(Dollars in thousands, except per share amounts)* | **2004** | 2003 | 2002 |
| COMMON STOCK AND ADDITIONAL PAID-IN-CAPITAL | | | |
| Balance, beginning of period | **$ 136,134** | $135,405 | $135,051 |
| Other | **3,242** | 729 | 354 |
| Balance, end of period | **$ 139,376** | $136,134 | $135,405 |
| RETAINED EARNINGS | | | |
| Balance, beginning of period | **$ 786,746** | $636,142 | $516,651 |
| Net income | **284,956** | 212,204 | 175,491 |
| Common dividends declared, $3.60 per common share in 2004; $3.08 per common share in 2003; $2.80 per common share in 2002 | **(72,000)** | (61,600) | (56,000) |
| Balance, end of period | **$ 999,702** | $786,746 | $636,142 |
| ACCUMULATED OTHER CHANGES IN EQUITY FROM NONOWNER SOURCES | | | |
| Balance, beginning of period | **$ 8,444** | $ (6,511) | $ ----- |
| Net change in cash flow hedges, net of taxes of $638 in 2004, $4,193 in 2003 and $(4,831) in 2002 | **958** | 6,052 | (7,010) |
| Net change in unrealized gains on investment securities, net of taxes of $(1,234) in 2004, $5,907 in 2003 and $344 in 2002 | **(1,573)** | 8,903 | 499 |
| Balance, end of period | **$ 7,829** | $ 8,444 | $ (6,511) |
| TOTAL STOCKHOLDERS' EQUITY | **$1,146,907** | $931,324 | $765,036 |
| SUMMARY OF CHANGES IN EQUITY FROM NONOWNER SOURCES | | | |
| Net income | **$ 284,956** | $212,204 | $175,491 |
| Changes in equity from nonowner sources, net of taxes | **(615)** | 14,955 | (6,511) |
| Total changes in equity from nonowner sources | **$ 284,341** | $227,159 | $168,980 |

See accompanying notes to financial statements.

## The Student Loan Corporation
## Statement of Cash Flows

| (Dollars in thousands) | 2004 | 2003 | 2002 |
|---|---|---|---|
| | YEARS ENDED DECEMBER 31 | | |
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | | |
| Net income | **$ 284,956** | $ 212,204 | $ 175,491 |
| Adjustments to reconcile net income to net cash from operating activities: | | | |
| Depreciation and amortization of equipment and computer software | **12,400** | 5,044 | 4,544 |
| Amortization of deferred loan origination and purchase costs | **85,813** | 107,383 | 61,908 |
| Amortization of servicing asset | **371** | ----- | ----- |
| Provision for loan losses | **7,989** | 10,358 | 12,662 |
| Deferred tax provision | **57,302** | 13,220 | 18,710 |
| Realized gain on securitized loans | **(13,103)** | ----- | (4,118) |
| Realized gain on redemption of junior note | ----- | (399) | ----- |
| Loss on disposal of assets | ----- | ----- | 1,678 |
| Gain on sale of loan assets | **(10,371)** | (35) | ----- |
| (Increase)/ decrease in accrued interest receivable | **(13,401)** | 22,858 | 51,263 |
| (Increase) in other assets | **(2,169)** | (5,036) | (28,508) |
| Increase/(decrease) in other liabilities | **17,423** | (12,316) | (45,502) |
| Net cash provided by operating activities | **427,210** | 353,281 | 248,128 |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | | |
| Disbursements of loans | **(3,056,829)** | (2,717,195) | (2,274,176) |
| Loan portfolio purchases | **(3,872,486)** | (2,380,621) | (2,545,190) |
| Loan purchases held for sale | **(691,561)** | (1,555,859) | (1,412,704) |
| Loan reductions | **3,923,074** | 3,974,733 | 3,539,565 |
| Net increase in loan origination and purchase costs | **(223,321)** | (151,554) | (164,893) |
| Proceeds from loans sold | **652,437** | 21,440 | 20,700 |
| Proceeds from loans securitized | **1,461,882** | ----- | 449,204 |
| Proceeds from redemption of junior note | ----- | 8,655 | ----- |
| Return of retained interest investments | **12,350** | 277 | ----- |
| Capital expenditures on equipment and computer software, net | **(23,504)** | (24,664) | (11,573) |
| Net cash used in investing activities | **(1,817,958)** | (2,824,788) | (2,399,067) |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | | |
| Net increase/(decrease) in borrowings with original maturities of one year or less | **4,262,900** | (6,266,800) | (1,886,900) |
| Proceeds from borrowings with original terms of one year or more | ----- | 11,150,000 | 4,150,000 |
| Repayments of borrowings with original terms of one year or more | **(2,800,000)** | (2,350,000) | (57,000) |
| Dividends paid to stockholders | **(72,000)** | (61,600) | (56,000) |
| Net cash provided by financing activities | **1,390,900** | 2,471,600 | 2,150,100 |
| Net increase/(decrease) in cash | **152** | 93 | (839) |
| Cash – beginning of period | **476** | 383 | 1,222 |
| Cash – end of period | **$ 628** | $ 476 | $ 383 |
| **SUPPLEMENTAL DISCLOSURE:** | | | |
| Cash paid for: | | | |
| Interest | **$ 424,638** | $ 391,339 | $ 671,366 |
| Net income taxes paid | **$ 119,717** | $ 135,335 | $ 71,551 |

See accompanying notes to financial statements.

## 1 SIGNIFICANT ACCOUNTING POLICIES

### Background

The Student Loan Corporation (the Company), through a trust agreement with Citibank, N.A. (CBNA), is an originator, manager and servicer of student loans, primarily those made in accordance with federally sponsored guaranteed student loan programs. CBNA, a direct wholly owned subsidiary of Citicorp and an indirect wholly owned subsidiary of Citigroup Inc. (Citigroup), is the largest shareholder of the Company, owning 80% of the Company's outstanding common stock. The accompanying financial statements include expenses for facilities, employee benefits and certain services provided by CBNA and other Citigroup affiliates. Such expenses are assessed based on actual usage or using other allocation methods that, in the opinion of management, approximate actual usage. Management believes that the allocation methods are reasonable and representative of the amounts that such allocated expenses would have cost had the Company operated as an unaffiliated entity. Services currently provided by affiliates are expected to continue as needed.

### Basis of Presentation

The Company's accounting policies are in conformity with U.S. generally accepted accounting principles. The Company's operations are a single segment for financial reporting purposes.

Certain amounts in the prior years' financial statements have been reclassified to conform to the current year's presentation. Such reclassification had no effect on the results of operations as previously reported.

### Use of Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Revenue Recognition

Revenues, which include net interest, fees and gains on loans sold or securitized, if any, are recognized as they are earned. Interest income may include special allowance payments made by the federal government as prescribed under the Act.

Federal Family Education Loan (FFEL) Program premiums on loan portfolio purchases and loan origination costs paid on disbursements as well as premiums and referral fees paid on CitiAssist Loans are deferred and amortized to interest income on a level spread basis over the expected weighted average life of the student loans in those portfolios on a pool basis in accordance with Statement of Financial Accounting Standards (SFAS) No. 91, *Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases*. CitiAssist insurance costs are amortized on a loan by loan basis. The expected weighted average lives of loans with costs accounted for on a pool basis are determined by analyzing market and borrower interest rates, as well as customer prepayments and guarantee and insurance payments received through the claims process. Expected life, which is initially determined and may be subsequently revised, may be different from one portfolio to another based upon loan type, year of origination or purchase or other factors. Therefore, different lives are used for different portfolio types based upon these underlying loan characteristics and historical performance. Since the Company holds a large number of similar loans for which prepayments are probable and can be reasonably estimated, the Company considers estimates of future prepayment in the calculation of weighted average life. If a difference arises between the Company's anticipated prepayments and the actual prepayment rates, the Company recalculates the effective spread to reflect actual payments to date, with a corresponding adjustment to current period interest income. In addition, the expected future weighted average lives of these loans are reviewed periodically and any difference between the future weighted average lives and the past estimates are adjusted to current interest income to arrive at the investment balance that would have been remaining had the new effective spread been applied since loan inception.

**Loans**

Loans primarily consist of student loans originated under the FFEL Program authorized by the U.S. Department of Education (the Department) under the Act, and are insured by guaranty agencies (guarantors). Student loan interest, inclusive of special allowance payments and floor income, if any, is recognized as it is earned. Federally mandated loan origination or lender fees paid on disbursements, as well as other qualifying loan origination costs and premiums on loan portfolio purchases, are deferred and amortized to interest income on a level yield basis over the expected weighted average lives of the student loans in those portfolios. The determination of the expected weighted average life is based upon a consideration of a variety of factors, including customer pre-payments and guarantor payments received through the claims process.

The Company also has a portfolio of alternative loans, primarily CitiAssist Loans. Generally, such loans are insured against loss by private insurers or are covered under other risk-sharing agreements with creditworthy universities.

The Company immediately discontinues accruing interest on loans when: (1) FFEL Program loans have lost their guarantees, (2) uninsured CitiAssist Loans reach 90 days of delinquency and (3) insured CitiAssist Loans reach 150 days of delinquency. The Company immediately writes off the unguaranteed portion (i.e. 2%) of FFEL Program Loans at 270 days of delinquency and the uninsured portion of CitiAssist Loans at 120 days of delinquency. The Company charges off the outstanding principal balance to the allowance for loan losses and reduces interest income by the amounts of all previously accrued, uncollected interest. Recoveries on loans previously charged off are recorded as increases to the allowance for loan losses. Accrual of interest is resumed when the loan guarantee is reinstated.

**Allowance for Loan Losses**

Most of the Company's FFEL Program and alternative loans have a guarantee, insurance coverage, or are covered under risk-sharing agreements to minimize the Company's exposure to loan losses. However, for loans in which the principal and interest are not 100% covered under such policies or agreements, the Company has an allowance for loan losses that provides a reserve for estimated losses on: (1) the portion of the FFEL Program loan portfolio that is subject to the 2% risk-sharing provisions of the Act, and (2) the CitiAssist Loan portfolio, after considering the risk-sharing provisions of any credit risk insurance coverage obtained from third parties and the benefits of any risk-sharing agreements with third parties. Amounts of estimated potential future losses are expensed currently and increase the provision for loan losses. Actual losses are charged off against the reserve as they occur and subsequent recoveries increase the allowance for loan losses.

The size of allowance is established based on amounts of estimated probable losses inherent in the Company's CitiAssist and FFEL Program loan portfolios at day one or more of delinquency. Estimated losses, which are based on historical delinquency and credit loss experience, updated for recent trends and conditions, are determined after considering the current aging of the portfolio.

**Hedging Transactions**

From time to time, the Company enters into interest rate sweep agreements on portions of its loan portfolio to manage its exposure to market interest rates. The Company accounts for its interest rate swap agreements in accordance with the provisions of SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended, which requires that all derivatives be recorded at fair value on the balance sheet. Fair value is determined by discounting the cash flows using market interest rates through the contractual maturity dates. These derivatives, which have been designated and are effective as cash flow hedges, are recorded as either other assets or other liabilities, depending on whether the fair value of the derivative is a net gain or a net loss. The hedge relationship is formally documented at inception detailing the risk management objective, the risk being hedged and how effectiveness is assessed. To the extent these derivatives are not effective, changes in their fair values representing the ineffectiveness are included in other revenue as incurred. To the extent the derivatives are effective and exactly match the variability of the cash flow being hedged, changes in their fair values are not reflected in current earnings, but are recorded net of taxes in the accumulated other changes in equity from nonowner sources component of stockholders' equity. These changes in fair value will be included in earnings of future periods when earnings are also affected by the variability of the hedge cash flows. Interest receivable or payable related to the interest rate swap agreements is accrued in interest expense.

**Transfer of Student Loans through Securitization**

The Company accounts for its securitization transactions in accordance with the provisions of SFAS No.140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125.* Since the securitizations meet the SFAS No. 140 criteria for sale recognition, and the trust qualifies as a qualifying special purpose entity, gains or losses on the sale of the student loans are recorded at the time of securitization and the financial statements of the trust are not consolidated with those of the Company. Gains or losses are reflective of the difference between the carrying value of the assets sold to the trust and the fair value of the assets received, which are composed of cash proceeds and the assets retained in the loans securitized.

Securitization is a process by which loans are transferred to a special purpose entity (SPE), thereby converting those loans into cash before they would have been realized in the normal course of business. The SPE obtains the cash to pay for the loan assets by issuing securities to investors in the form of debt instruments (asset-backed securities). Investors have recourse to the assets in the SPE, but not to the Company, and benefit from other credit enhancements, such as a cash collateral account and other specified enhancements. Accordingly, the SPE can typically obtain a more favorable credit rating from rating agencies, than the Company could obtain for its own debt issuances, resulting in less expensive financing costs. The Company's SPEs meet the requirements of qualifying SPEs, and are, therefore, not subject to Financial Accounting Standard Board Interpretation No. 46, *Consolidation of Variable Interest Entities (revised December 2003)* (FIN 46-R), which requires consolidation of the variable interest entity by its primary beneficiary. As such, the Company's SPEs are not consolidated with the financial statements of the Company.

For a transfer of financial assets to be considered a sale, financial assets transferred by the Company must have been isolated from the seller, even in bankruptcy or other receivership; the purchaser must have the right to sell the assets transferred, or the purchaser must be a qualifying special purpose entity meeting certain significant restrictions on its activities, whose investors have the right to sell their ownership interests in the entity; and the seller does not continue to control the assets transferred through an agreement to repurchase them or have a right to cause the assets to be returned (known as a call option). A transfer of financial assets that meets these sale requirements is removed from the Company's balance sheet. If the conditions for sale are not met, the transfer is considered to be a secured borrowing, and the assets remain on the Company's balance sheet. In determining whether financial assets transferred have, in fact, been isolated from the Company, an opinion of legal counsel is generally obtained for complex transactions or transactions in which the Company has continuing involvement with the assets transferred or with the securitization entity. For sale treatment to be appropriate, the legal opinion must state that the assets transferred would not be consolidated with the Company's other assets in the event of the SPE's insolvency.

Servicing assets, included in other assets on the balance sheet, are initially recorded in an amount equal to the present value of the estimated future servicing revenue that would be received in excess of the fair market value of such services, based on their relative fair value at the date of securitization. It is subsequently amortized in proportion to and over the period of estimated net servicing income and is assessed for impairment based on its current fair value.

The residual retained interests from the securitizations are accounted for as investments in available-for-sale securities and are included in other assets. The retained interests are carried at their estimated fair value at the balance sheet date. Changes in fair value are recorded, net of applicable income taxes, in accumulated other changes in equity from nonowner sources. Interest accreted on the retained interest is recorded on the effective yield basis. Changes in expected future cash flows are reflected in the yield on a prospective basis. The retained interest is regularly reviewed for impairment and other-than-temporary impairment, if any, is recognized as a charge to earnings when identified in accordance with Emerging Issues Task Force (EITF) Issue No. 99-20, *Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets.*
The initial value of the retained interest is determined by allocating the carrying value of the loans securitized between the assets sold and the interest retained based on their relative fair values at the securitization date. Initial and subsequent measurements of the fair value of the retained interest are performed using a discounted cash flow model that incorporates management's best estimates of key assumptions, including prepayment speeds and discount rates.

**Loans Held for Sale**
Loans held for sale are primarily those loans originated or purchased by the Company for future securitization and are recorded at the lower of cost, including principal and deferred costs, or market value. For 2004 and 2003, the market value exceeded the cost and no valuation allowance was necessary.

**Internally Developed Software**
Certain direct development costs associated with the development of internally developed software are capitalized. The Company capitalizes internally developed software costs in accordance with the provisions of Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.* These costs are included in other assets and are amortized over a period not to exceed five years. Deferral of costs starts after the preliminary project stage is completed and ends when the project is substantially complete and ready for its intended use. Capitalized internally developed software costs are reflected net of amounts written off for obsolescence and abandonment. Amounts written off are recorded in amortization expense.

**Employee Benefits Expense**
The Company's employee benefits are included in programs administered and maintained by Citigroup for Citigroup's and the Company's employees. Employee benefits expense includes prior and current service costs of pension and other postretirement benefit plans, which are accrued on a current basis based on a Citigroup allocation that is applied to employee salary costs. Any pension obligation pertaining to these plans is a liability of Citigroup.

**Stock-based Compensation**
The Company participates in various Citigroup stock-based compensation programs under which Citigroup stock or stock options are granted to certain of Citigroup's and the Company's employees. As of January 1, 2003, the Company adopted the fair value recognition provisions of SFAS No. 123, *Accounting for Stock–Based Compensation,* prospectively to all awards granted, modified or settled after December 31, 2002. The prospective method is an adoption method provided for under SFAS No. 148, *Accounting for Stock-based Compensation – Transition and Disclosure,* issued in December 2002. As of January 1, 2003, the Company recognizes expenses for these awards over the related vesting period. Prior to January 1, 2003, the Company accounted for these awards under Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* (APB 25).

The Company pays Citigroup directly for participation in certain of its stock-based compensation programs, but receives a capital contribution for amounts related to participation in the employee stock purchase program and the employee incentive stock option program.

**Earnings Per Share**
Basic earnings per common share is computed by dividing income applicable to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per common share reflects the dilutive effect that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or otherwise resulted in the issuance of common stock. Diluted earnings per share is computed by dividing net income by the weighted-average sum of common shares outstanding and common stock equivalents for the period.

In 2004, 2003 and 2002, the Company had no securities or other contracts to issue Company common stock that could result in dilution.

**Income Taxes**
The Company is included in the consolidated federal income tax return of Citigroup, and is included in certain combined or unitary state/local income or franchise tax returns of Citicorp/Citigroup or its subsidiaries. While the Company is included in these consolidated, combined or unitary returns, it has agreed to pay to CBNA an amount equal to the federal, state and local taxes the Company would have paid had it filed its returns on a separate company basis and the amount, if any, by which the tax liability of any unitary group (of which any

Citicorp/Citigroup affiliate other than the Company is a member) is adjusted by virtue of the inclusion of the Company's activity in the group's unitary return. CBNA has agreed to pay the Company an amount equal to the tax benefit of the actual tax loss of the Company as if the Company filed a separate return and the amount, if any, by which the tax liability of any unitary group (of which any Citicorp/Citigroup affiliate other than the Company is a member) is adjusted by virtue of the inclusion of the Company's activity in the group's unitary return.

Deferred income tax assets and liabilities are recorded for the future tax consequences of events that have been recognized in the financial statements or tax returns based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. Since all of the Company's deferred tax assets are expected to be realized, the Company does not maintain valuation allowance for these assets.

**New Accounting Standards**

*Other-than-Temporary Impairment*
On December 31, 2004, the Company adopted the disclosure requirements of EITF 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments*, which provides guidance on recognizing other-than-temporary impairments on certain investments. Adoption of EITF 03-1 had no impact on the Company's 2004 disclosures.

*Variable Interest Entities*
On January 1, 2004, the Company adopted FASB Interpretation No. 46, *Consolidation of Variable Interest Entities (revised December 2003)* (FIN 46-R), which includes substantial changes from the original FIN 46. These changes include modification of the calculation of expected losses and expected residual returns to reduce the impact of decision maker and guarantor fees in the calculation of expected residual returns and expected losses. In addition, the definition of a variable interest entity (VIE) has been changed in the revised guidance. FIN 46-R changes the method of determining whether certain entities, including securitization entities, should be included in consolidated financial statements. An entity is subject to FIN 46 and is called a VIE if it has: (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that absorbs a majority of the expected losses, receives a majority of the expected residual returns, or both. Certain entities, including transferors to qualifying special purpose entities (QSPEs) meeting the reporting requirements of SFAS No. 140, are specifically exempt from the scope of FIN 46. Since the Company's securitizations use trust arrangements that meet the QSPE conditions of SFAS No. 140, its QSPE's financial statements are not consolidated with the financial statements of the Company. The Company has no other structures that qualify as VIEs. The provisions of FIN 46 applied immediately to VIEs created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. In October 2003, the FASB announced that the effective date of FIN 46 was deferred from July 1, 2003 to periods ending after December 31, 2003 for VIEs created prior to February 1, 2003. The Company elected to adopt the provisions of FIN 46 in the third quarter of 2003. The impact of the adoption of FIN 46-R had no impact to the Company's financial condition or results of operations.

## 2 STUDENT LOANS

The Company's portfolio of student loans consists primarily of loans originated under government-sponsored guaranteed loan programs, principally the FFEL Program. The Company owns, holds and manages the following types of FFEL Program loans: subsidized Federal Stafford, unsubsidized Federal Stafford, Federal Parent Loans to Undergraduate Students (PLUS) and Federal Consolidation Loans. In addition, the Company's government-guaranteed portfolio includes Federal Supplemental Loans for Students (SLS Loans) and Health Education Assistance Loans (HEAL Loans), which are guaranteed student loans for borrowers in designated health professions. Whenever the stated interest rates on most FFEL Program loans provide less than prescribed rates of return, as defined by the Act, the federal government pays a special allowance payment (SAP), which increases the lender's loan yield by markups ranging from 1.74 to 3.50 percentage points per annum, over a base rate tied to either the

91-day Treasury Bill auction yield or the 90-day Commercial Paper rate, depending on loan origination date. The federal government generally pays both the SAP, if any, and the stated interest rate on subsidized Federal Stafford Loans while the borrower is in school, grace or deferment.

Borrowers' interest rates can be either fixed or variable. Borrowers of Federal Consolidation Loans typically pay a fixed rate that is at the weighted average interest rate of the underlying retired loans. Generally, Federal Stafford and PLUS loans originated after July 1992 have variable interest rates that are reset annually each July 1st. The reset rates are based on an average of either the 91-day Treasury Bill auction yield or the one-year constant maturity Treasury yields, depending on loan origination date.

Under the Federal Consolidation Loan Program, borrowers are eligible to consolidate various types of federally guaranteed student loans into a single loan (Federal Consolidation Loan) that is federally insured. Similar to other FFEL Program loans, the Company is eligible to receive SAP payments that increase the lender's yield when the base rate plus the markup described above exceeds the borrower rate. The lender of Federal Consolidation Loans is required to pay to the Department a monthly fee generally equal to 0.0875% (1.05% per annum) of the monthly ending balance of the sum of the principal and the accrued interest of Federal Consolidation Loans held.

The Company's loan portfolio grows through new FFEL Program loan disbursements as well as secondary market and other loan portfolio purchases. Purchases may include FFEL Program loans purchased through third party purchase agreements. These agreements obligate the Company to purchase all eligible loans offered for sale and/or originated by the other party. The contractual premium on the loans purchased through these contracts may vary from purchase to purchase. Since these purchased loans are guaranteed by the Department, credit risk with respect to these loans is substantially mitigated. During the years 2004 and 2003, loans totaling $286 million and $106 million, respectively, were acquired pursuant to these programs.

The Company's portfolio also contains non-FFEL Program loans originated through alternative programs developed for students who either do not qualify for federal government sponsored student loan programs or need additional financial assistance beyond that available through the government programs. Alternative loans are generally offered based on the borrower's or co-signer's creditworthiness.

Substantially all of the Company's alternative loan portfolio is composed of CitiAssist Loans, the Company's own proprietary loan product created to provide students with an additional means to finance students' higher education costs in excess of their available financial resources. The loan is prime rate based with FFEL Program repayment characteristics, such as deferment of both principal and interest payments while the student is in school.

In order to comply with certain legal requirements, CitiAssist Loans are originated by CBNA, the Company's principal shareholder. These loans are serviced by the Company or a related party servicer. Expenses incurred by the Company to underwrite, disburse and service CitiAssist Loans for CBNA are charged to CBNA in a service fee in accordance with the provisions of an intercompany agreement. Following full disbursement, the Company purchases all qualified CitiAssist Loans at CBNA's carrying value at the time of purchase, plus contractual fee premiums. At December 31, 2004, CBNA had disbursed $691.4 million of CitiAssist Loans that had not yet been acquired by the Company. The Company expects to acquire substantially all of these CitiAssist Loans during the first half of 2005. Premiums paid to CBNA are amortized as a reduction of interest income over the average life of the loans in the portfolio. At December 31, 2004 and 2003, the Company's CitiAssist portfolio was $3,648.5 million and $2,642.6 million, respectively, exclusive of unamortized premiums.

At December 31, 2004, the Company's loan assets were composed of a $23.0 billion portfolio of student loans held and a $1.9 billion inventory of student loans held for sale. At December 31, 2003, the Company had $20.3 billion of loans held and $2.9 billion of loans held for sale. The inventory of loans available for sale is primarily composed of FFEL Program Consolidation Loans acquired through third party marketing relationships and loans consolidated internally.

The loans are summarized by program type as follows:

| (Dollars in thousands) | DECEMBER 31 2004 | 2003 |
|---|---|---|
| Federal Stafford Loans | **$9,286,217** | $9,455,654 |
| Federal Consolidation Loans | **8,316,851** | 6,596,586 |
| Federal SLS/PLUS/HEAL Loans | **1,164,783** | 1,157,865 |
| CitiAssist/other alternative Loans | **3,648,630** | 2,642,740 |
| Total student loans held, excluding deferred costs | **22,416,481** | 19,852,845 |
| Deferred origination and premium costs | **541,814** | 432,751 |
| Loans held | **22,958,295** | 20,285,596 |
| Less: allowance for loan losses | **(5,046)** | (4,835) |
| **Loans held, net** | **22,953,249** | 20,280,761 |
| Federal Consolidation Loans held for sale, excluding deferred costs | **1,883,084** | 2,844,190 |
| Deferred origination and premium costs | **47,216** | 95,566 |
| **Loans available for sale** | **1,930,300** | 2,939,756 |
| **Total loan assets** | **$24,883,549** | $23,220,517 |

The Company's FFEL Program loan holdings are guaranteed in the event of a borrower's default, death, disability or bankruptcy. Insurance on FFEL Program loans is provided by certain state or non-profit guarantors, which are reinsured by the federal government.

The Act requires every state either to establish its own guarantor or to contract with another guarantor in order to support the education financing and credit needs of students at post-secondary schools. FFEL Program guarantors in each state generally guarantee loans for students attending schools in that particular state or region or guarantee loans for their residents attending schools in another state. States that do not have their own guarantor contract with United Student Aid Funds, a multi-state guarantor, or another state guarantor.

For each FFEL Program loan, guarantors may collect from the borrower a one-time insurance premium that is 1% or less of the principal amount of the loan. In addition, the Act requires that a federal loan origination fee be paid on Federal PLUS and Stafford Loan originations. The lender, which may deduct the fees from the loan proceeds before the lender remits the disbursement to the school, is responsible for forwarding the fees to the federal government. Current regulations limit the federal government's borrower-paid loan origination fee to a maximum of 3% of the loan principal.

FFEL Program loans are subject to regulatory requirements relating to servicing in order to maintain the guarantee on principal and interest. In the event of default on a student loan or a borrower's death, disability or bankruptcy, the Company files a claim with the guarantor of the loan. Prior to January 1, 2004, provided the loan had been properly originated and serviced, the guarantor generally paid the Company 98% of the sum of the unpaid principal and accrued interest for FFEL Program default claims filed. The 2% amount not reimbursed was charged off to allowance for loan losses. Claims on FFEL Program loans filed due to a borrower's death, disability or bankruptcy are not subject to the 2% risk-sharing loss provisions. Effective January 1, 2004, the Company was designated as an Exceptional Performer by the Department in recognition of its exceptional level of performance in servicing FFEL Program loans. In addition, vendors servicing $4.9 billion (20%) of the Company's student loan assets received the Exceptional Performer designation in 2004. As a result of this designation, the Company and its qualified servicers receive 100% reimbursement on all eligible FFEL Program default claims submitted for reimbursement and these claims are not subject to the 2% risk-sharing loss as long as the Company and these servicers continue to meet eligibility standards published by the Department. The servicing standards required to maintain the Exceptional Performer designation are re-assessed quarterly by the Department.

The allowance for loan losses provides a reserve for estimated risk-sharing and other credit and operating losses on FFEL Program and CitiAssist Loans. At year-end 2003, the Company's allowance for loan losses, as well as its provision for loan losses, were reduced by $4.5 million ($2.7 million after tax) to account for the effects of the Company's Exceptional Performer designation. In addition, the allowance and provision balances at December 31, 2004 reflect the effect of the servicers' receipt of that designation.

Changes in the allowance for loan losses are as follows:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| *(Dollars in thousands)* | | | |
| Balance at beginning of year | **$4,835** | $6,700 | $4,094 |
| Provision for loan losses | **7,989** | 10,358 | 12,662 |
| Charge offs | **(9,835)** | (12,626) | (10,361) |
| Recoveries | **2,057** | 403 | 305 |
| **Balance at end of year** | **$5,046** | $4,835 | $6,700 |

The allowance for loan losses at December 31, 2004 provided a $1.7 million reserve for FFEL Program Loans and a $3.3 million reserve for CitiAssist Loans. At December 31, 2003, the allowance included $3.3 million for FFEL Program Loans and $1.5 million for CitiAssist Loans.

During 2004, 2003 and 2002, certain FFEL Program claims were rejected by the guarantor because of servicing or origination defects and were returned to the Company for remedial loan servicing. During the remedial servicing period, usually lasting several months, interest income is not accrued. Non-interest accruing loans were $0.1 million and $0.5 million at December 31, 2004 and 2003, respectively. If the guarantee on the rejected claim cannot be reinstated, the defaulted loan is written off against the allowance for loan losses. Claim payments on loans with minor servicing defects are subject to interest penalty deductions that are charged directly against current interest income.

CitiAssist Loans do not carry the federal government guarantee. Most CitiAssist Loans are insured by one of the following insurance companies: Guaranty National Insurance Company (GNIC), Globe Indemnity Company (GIC) or United Guaranty (UG). UG is a subsidiary of American International Group. GNIC and GIC are subsidiaries of Royal & SunAlliance Insurance Group PLC. During 2003, the financial strength ratings of GNIC and GIC were downgraded to below investment grade. The downgrade did not impact their ability to pay insurance claims in 2004 and the Company does not currently expect that the downgrade will have a material impact on the insurance companies' ability to pay insurance claims when made by the Company.

The GNIC- and GIC-insured CitiAssist Loans that are submitted for default claim are paid the claim amount less a risk-sharing loss of 5% of the sum of the outstanding principal and accrued interest balances. Under UG's program, defaults on new loan originations are generally subject to risk-sharing losses of 10% - 20%. The Company expects that the increase in risk-sharing expense will generally be offset by a decrease in insurance premiums. During 2004 and 2003, $15.6 million and $12.7 million, respectively, of CitiAssist Loans were submitted for claim. Substantially all of these claimed amounts have been paid. Certain CitiAssist Loans are not insured against loss. Uninsured CitiAssist Loans of $436.9 million carry risk-sharing arrangements with investment-grade universities. The Company is exposed to losses of up to 100% on loans that do not carry insurance or maintain risk-sharing arrangements. The Company's commitments for insurance expire on March 31, 2006. However, this contract must be renegotiated annually on mutually agreed upon terms in order to retain the insurance coverage.

The following table provides an analysis of the Company's student loans by guarantor/insurer:

| | December 31 | | | |
|---|---|---|---|---|
| | **2004** | **%** | **2003** | **%** |
| *(Dollars in thousands)* | | | | |
| United Student Aid Funds | **$ 5,657,418** | **23** | $ 6,396,196 | 28 |
| EdFund | **3,046,503** | **13** | 2,761,418 | 12 |
| New York State Higher Education Services Corp. | **7,134,688** | **29** | 6,657,025 | 29 |
| Great Lakes Higher Education | **1,208,422** | **5** | 1,122,418 | 5 |
| Illinois Student Aid Commission | **723,133** | **3** | 615,031 | 3 |
| GNIC/GIC/AIG/other third party insurers | **3,100,596** | **13** | 2,245,996 | 10 |
| Other guarantors | **2,875,166** | **12** | 2,496,969 | 11 |
| Total guaranteed/insured | **23,745,926** | **98** | 22,295,053 | 98 |
| Unguaranteed/uninsured/university risk-shared | **553,639** | **2** | 401,982 | 2 |
| **Total loans, excluding deferred costs and allowance for loan losses** | **$24,299,565** | **100** | $22,697,035 | 100 |

The table below shows the Company's CitiAssist Loan delinquency trends as of December 31, 2004 and 2003. Delinquencies have the potential to adversely impact earnings if the account charges off and results in increased servicing and collection fees.

| | December 31 | |
|---|---|---|
| | **2004** | **2003** |
| *(Dollars in thousands)* | | |
| Total CitiAssist Loans | **$3,648,496** | $2,642,568 |
| CitiAssist Loans in repayment | **$1,882,280** | $1,260,945 |
| CitiAssist Loans delinquent 30 - 89 days as a % of total CitiAssist Loans in repayment | **1.7%** | 2.1% |
| CitiAssist Loans delinquent 90 days or greater as a % of total CitiAssist Loans in repayment | **0.6%** | 0.9% |
| Total loan loss reserve for CitiAssist Loans | **$ 3,293** | $ 1,457 |
| Loan loss reserve for CitiAssist Loans as a % of total CitiAssist Loans that are delinquent 90 days or greater | **27.4%** | 13.1% |
| Total CitiAssist Loans insured by third party insurers | **$3,100,596** | $2,245,996 |
| Uninsured CitiAssist Loans covered under risk-sharing agreements with schools and universities | **$ 436,934** | $ 308,351 |

## 3 OTHER ASSETS

Other assets are summarized as follows:

| | December 31 | |
|---|---|---|
| | **2004** | **2003** |
| *(Dollars in thousands)* | | |
| Accrued interest receivable | | |
| from student loan borrowers/others | **$ 325,716** | $ 353,726 |
| from federal government | **77,846** | 36,435 |
| Retained interests in securitized assets (note 15) | **72,733** | 28,672 |
| Servicing asset from securitization activity (note 15) | **28,177** | ----- |
| Interest-bearing deposit related to interest rate swaps (note 12) | **1,701** | 13,301 |
| Equipment and computer software (note 8) (1) | **49,142** | 38,038 |
| Other | **13,349** | 12,741 |
| **Total other assets** | **$ 568,664** | $ 482,913 |

(1) Amounts are reflected net of accumulated depreciation and amortization of $20.0 million and $10.5 million at December 31, 2004 and 2003 respectively.

The increase in accrued interest receivable from the federal government in 2004, compared to 2003, is primarily a result of the increased special allowance benefit due to higher interest rate environment, and growth in the volume of FFEL Program loans from borrowers in school or deferment.

Included in equipment and computer software is $42.0 million and $33.7 million of capitalized internally developed software at December 31, 2004 and 2003, respectively. During the years ended December 31, 2004 and 2003, the Company capitalized $18.9 million and $20.7 million, respectively, in costs related to software development, primarily for the development and implementation of a new loan originations platform that was installed during 2004.

## 4 SHORT-TERM BORROWINGS

Short-term borrowings are summarized below:

| | DECEMBER 31 | | | |
|---|---|---|---|---|
| | **2004** | | **2003** | |
| *(Dollars in thousands)* | **Amount** | **Contracted Weighted Average Interest Rate** | Amount | Contracted Weighted Average Interest Rate |
| Notes payable | **$11,436,000** | **2.09%** | $7,173,100 | 1.51% |
| Portion of long-term borrowings due within one year | **9,550,000** | **2.14%** | 2,800,000 | 2.57% |
| **Total short-term borrowings** | **$20,986,000** | **2.11%** | $9,973,100 | 1.81% |

Short-term borrowings have an original or remaining term to maturity of one year or less. At December 31, 2004 and 2003, short-term borrowings consisted of borrowings made under the terms of an Omnibus Credit Agreement with CBNA, which expires in December 2009. The maximum aggregate credit limit available for combined short- and long-term borrowings was $25 billion at December 31, 2004. In January 2005, the credit limit was increased to $30 billion to accommodate new disbursements and purchases. The Company believes that the terms of these agreements are no less favorable to the Company than those that could be obtained from unaffiliated third parties. During 2004, $40.2 billion in new short-term borrowings were made and original short-term borrowings of $36.0 billion were repaid. During 2003, new short-term borrowings of $39.6 billion were made and original short-term borrowings of $45.9 billion were repaid. Of the total short-term borrowings above, $14.7 billion have a fixed interest rate and the remainder has a variable interest rate, based on the monthly Federal Funds rate.

At December 31, 2004, the Company was a party to forward funding commitments with CBNA to procure short- and long-term funding in amounts of $0.2 billion and $1.1 billion, respectively, at specified times in the future. From time to time, the Company is able to take advantage of prevailing interest rate conditions by entering into forward funding commitments with interest rates that are fixed at the loan commitment date at the implied current forward rates based on the date that the forward funding commitment is scheduled to be drawn upon. All of the forward funding commitments, which were drawn upon in January 2005, are contracted to mature between July 2005 and January 2006 and have fixed interest rates ranging from 2.1% to 3.2%.

## 5 LONG-TERM BORROWINGS

A summary of long-term borrowings follows:

| | DECEMBER 31 | |
|---|---|---|
| | **2004** | **2003** |
| *(Dollars in thousands)* | | |
| CBNA Notes, based on LIBOR (note rate 1.16% at December 31, 2003), due January 2004 | $ ----- | $ 1,400,000 |
| CBNA Notes, fixed rate (note rates ranged from 3.10% to 4.19% at December 31, 2003), due January 2004 | ----- | 1,400,000 |
| CBNA Notes, fixed rate (note rates ranged from 1.34% to 2.30% at December 31, 2004 and 2003), due January 2005 | **2,400,000** | 2,400,000 |
| CBNA Notes, based on LIBOR (note rate 2.01% at December 31, 2004 and 1.16% at December 31, 2003), repricing quarterly, due January 2005 | **500,000** | 500,000 |
| CBNA Notes, fixed rate (note rates ranged from 1.70% to 2.04% at December 31, 2004 and 2003), due February - April 2005 | **750,000** | 750,000 |
| CBNA Notes, based on LIBOR (note rates ranged from 2.22% to 2.47% at December 31, 2004 and from 1.16% to 1.17% at December 31, 2003), repricing every two months, due July - August 2005 | **5,900,000** | 5,900,000 |
| CBNA Notes, fixed rate (note rate 2.21% at December 31, 2004 and 2003), due April 2006 | **500,000** | 500,000 |
| CBNA Notes, based on LIBOR or a strike rate, whichever is higher, (note rates ranged from 1.93% to 2.43% at December 31, 2004 and from 1.19% to 1.28% at December 31, 2003), repricing quarterly, due September - October 2006 | **2,000,000** | 2,000,000 |
| CBNA Notes, fixed rate (note rate 3.02% at December 31, 2004 and 2003), due April 2008 | **300,000** | 300,000 |
| Less: portion of long-term borrowings due within one year | **(9,550,000)** | (2,800,000) |
| **Total long-term borrowings** | **$ 2,800,000** | $ 12,350,000 |

At December 31, 2004 and 2003, long-term borrowings were made under the terms of an Omnibus Credit Agreement, as amended, with CBNA, the Company's principal shareholder. During 2004, original long-term borrowings of $2.8 billion were repaid and there were no new long-term borrowings. During 2003, new long-term borrowings of $11.2 billion were made and $2.4 billion were repaid.

At December 31, 2004, original long-term debt of $9.6 billion that was scheduled to mature in one year or less was reclassified to short-term borrowings. Of this amount, the Company intends to immediately refinance $5.9 billion into new long-term debt obligations when the borrowings mature in 2005. At December 31, 2004, aggregate annual maturities on long-term debt obligations (based on final maturity dates) were as follows: $9.6 billion in 2005, $2.5 billion in 2006 and $0.3 billion after 2006.

The Company seeks to minimize interest rate exposure by funding floating rate loans with floating rate liabilities. Additionally, from time to time, the Company enters into interest rate swap agreements to better match the interest rate characteristics of its borrowings with the interest rate characteristics of its student loan assets. Under these swap agreements, indices of the interest obligations of the Company's LIBOR-based notes are swapped into the asset yield, generally, the 91-day Treasury Bill rate. See Note 12 for further discussion of the Company's interest rate swaps.

## 6 OTHER LIABILITIES

Other liabilities are summarized as follows:

| | DECEMBER 31 | |
|---|---|---|
| | **2004** | **2003** |
| *(Dollars in thousands)* | | |
| Interest payable, primarily to CBNA (note 9) | **$111,116** | $ 157,563 |
| Income taxes payable, primarily to CBNA (note 11) | **65,665** | 69,257 |
| Interest rate swaps, primarily with CBNA (note 12) | ----- | 1,596 |
| Accounts payable and other liabilities | **153,424** | 86,793 |
| **Total other liabilities** | **$330,205** | $315,209 |

## 7 FEE AND OTHER INCOME

A summary of fee and other income follows:

| | **2004** | 2003 | 2002 |
|---|---|---|---|
| *(Dollars in thousands)* | | | |
| Late fees | **$ 8,161** | $8,037 | $9,615 |
| Gains on loans sold | **10,371** | 35 | ---- |
| Origination and servicing fees, primarily from servicing loans for CBNA (and CNYS in 2003 and 2002) | **9,392** | 10,328 | 8,176 |
| Other | **451** | 438 | 458 |
| **Total fee and other income** | **$28,375** | $18,838 | $18,249 |

## 8 OTHER EXPENSES

A summary of other expenses follows:

| | **2004** | 2003 | 2002 |
|---|---|---|---|
| *(Dollars in thousands)* | | | |
| Servicing, professional, guarantor and other fees paid | **$47,957** | $48,760 | $49,436 |
| Data processing | **8,808** | 9,712 | 8,454 |
| Advertising and marketing | **9,081** | 7,047 | 6,603 |
| Stationery, supplies and postage | **3,597** | 4,195 | 1,392 |
| Premises, primarily rent | **2,189** | 1,786 | 1,616 |
| Communications | **2,371** | 3,981 | 3,372 |
| Depreciation and software amortization | **11,489** | 5,044 | 4,544 |
| Travel and entertainment | **2,097** | 2,064 | 1,923 |
| Minor equipment | **2,474** | 1,422 | 1,289 |
| Other | **4,967** | 1,677 | 1,999 |
| **Total other expenses** | **$95,030** | $85,688 | $80,628 |

## 9 RELATED PARTY TRANSACTIONS

A number of significant transactions are carried out between the Company and Citigroup and its affiliates. CBNA is a party to certain intercompany agreements entered into by the Company, including the Omnibus Credit Agreement, the tax-sharing agreement and the CitiAssist Loan originations and servicing agreements.

Detailed below is a description of, and amounts relating to, the Company's transactions with CBNA or other Citigroup affiliates that have been reflected in the accompanying financial statements for the years ended December 31, 2004, 2003 and 2002.

The Company's loan portfolio primarily consists of student loans originated under the FFEL Program through a trust agreement with CBNA. The majority of the Company's loan originations and servicing is performed through the provisions of intercompany agreements with affiliates of Citigroup. Expenses related to these agreements are reflected on the accompanying chart.

In addition, pursuant to an intercompany agreement with CBNA, the Company performs loan originations and servicing for CitiAssist Loans held by CBNA prior to purchase by the Company. Amounts earned by the Company for these services are included under ***Fee and Other Income*** in the accompanying chart.

The Company shares with CBNA 50% of the deferred tax assets resulting from the payments made to Citibank (New York State) (CNYS) in 1992 by the Company in exchange for the transfer of assets to the Company and the execution of a noncompetition agreement. Amounts of $1.1 million, $1.2 million and $1.5 million were paid to CBNA (or its predecessor, CNYS) in 2004, 2003 and 2002, respectively, under this agreement. The corresponding remaining liability is recorded as a payable to principal stockholder on the Company's financial statements. The Company is also included in the consolidated federal income tax return of Citigroup, and is included in certain combined or unitary state/local income or franchise tax returns of Citicorp/Citigroup or its subsidiaries. Amounts of $117.7 million, $128.7 million, and $70.0 million were paid to Citigroup in 2004, 2003 and 2002, respectively, for tax allocation payments.

The Company's borrowings of $23.8 billion and $22.3 billion at December 31, 2004 and 2003, respectively, were made under the terms of an Omnibus Credit Agreement with CBNA, which provided for $25 billion in total credit at December 31, 2004. In January 2005, the credit limit was increased to $30 billion to accommodate future disbursements and purchases. Interest expense of $375.4 million, $369.2 million and $579.2 million, incurred under the terms of the Omnibus Credit Agreement in 2004, 2003 and 2002, respectively, is included in ***Interest Expense*** in the table below. At December 31, 2004 and 2003, the Company's outstanding borrowings with CBNA had contracted weighted average interest rates of 2.07% and 1.60%, respectively, based on LIBOR at the time the borrowings were established or rates reset. See Notes 4 and 5 to the financial statements for further information on the Company's borrowings.

In addition, at December 31, 2004, the Company was a party to forward funding commitments with CBNA to procure short- and long-term funding in amounts of $0.2 billion and $1.1 billion, respectively, at specified times in the future. All of the loan commitments, which were drawn upon in January 2005, are contracted to mature between July 2005 and January 2006 and have fixed interest rates ranging from 2.1% to 3.2%.

During 2004 and 2003, the Company had a number of interest rate swaps with CBNA. CBNA was paid a fee of 0.005% of the notional amount of the swaps, primarily for the use of credit lines and counterparty risk management systems. Also, in 2004, 2003 and 2002 interest expense of approximately $2.8 million, $9.9 million and $2.0 million, respectively, was incurred pursuant to the interest rate swap agreements with CBNA. These amounts are included under ***Interest Expense*** in the table below. All of the Company's outstanding swaps under this program matured on January 4, 2005.

The Company, through its participation in Citigroup's employee compensation plans, is included in various stock-based compensation plans under which Citigroup stock or stock options are granted to certain of

Citigroup's and the Company's employees. The stock-based compensation expenses for 2004, 2003 and 2002 are presented in the table below. In addition, the company participates in various Citigroup employee benefit plans, the cost of which is presented in the table below.

Affiliates of Citigroup provide the facilities and building services for the Company's Pittsford, New York facility through an intercompany agreement. Intercompany charges for these services are included in the table below. The fees the Company pays to subcontractors for loan origination and servicing activities and the fees it receives for servicing and administrative work performed on portfolios owned by CBNA are recorded based on assessments of actual usage or using other allocation methods, which, in the opinion of management, approximate actual usage. The Company believes that the terms and pricing under these agreements were negotiated on an arm's length basis and are at fair market value.

Below is a summary of the income statement impacts of related party transactions with CBNA and other Citigroup affiliates for the years 2004, 2003 and 2002. See also information about CitiAssist Loan transactions described in Note 2, short- and long-term funding and interest rate swap transactions described in Notes 4, 5 and 12, employee benefit related transactions described in Note 10, and income tax matters described in Notes 1, 6 and 11:

| *(Dollars in thousands)* | **2004** | 2003 | 2002 |
|---|---|---|---|
| **REVENUES** | | | |
| *Interest Expense* (notes 4, 5 and 12) | **$378,191** | $379,078 | $581,242 |
| *Fee and Other Income* (note 2) | **8,521** | 9,746 | 7,961 |
| **OPERATING EXPENSES** | | | |
| **Salaries and employee benefits** | | | |
| Employee benefits and administration | **$ 7,712** | $ 5,818 | $ 4,263 |
| Stock-based compensation | **1,012** | 593 | 222 |
| **Other expenses** | | | |
| Servicing, professional and other fees paid | **36,523** | 35,810 | 36,736 |
| Data processing | **5,467** | 6,352 | 6,003 |
| Premises, primarily rent | **2,026** | 1,766 | 1,616 |
| Communications | **1,966** | 3,503 | 2,227 |
| Other | **1,143** | 479 | 458 |

## 10 EMPLOYEE BENEFITS

The Company's employees are covered under various Citigroup benefit plans, including: medical and life insurance plans that cover active, retired and disabled employees; defined benefit pension; dental; savings incentive; salary continuance for disabled employees and workers compensation. Citigroup charges the Company a fringe rate calculated by allocating a portion of the total Citigroup cost of providing benefits based on the ratio of the total Company salary expense to total Citigroup salaries. The fringe rate applied to salaries was 25%, 23% and 20% for 2004, 2003 and 2002, respectively. In determining the fringe rate, Citigroup considers the historical benefit and salary experience for all Citigroup employees, adjusted for expected changes in experience reflected in actuarial assumptions.

If Citigroup's or CBNA's percentage ownership in the Company was reduced below 50%, the Company would withdraw from participation in certain Citigroup benefit plans and would procure benefits coverage for its employees independently. The benefits expenses incurred are believed to be at fair market value.

Substantially all of the Company's employees participate in Citigroup's non-contributory defined benefit plans. Any pension obligation pertaining to these plans is a liability of Citigroup. Included in the fringe rate are the amounts of pension expense allocated to the Company of approximately $910,000 in 2004 and $367,000 in 2003. There was no pension expense in 2002. These amounts are included with other employee benefit costs in **Employee benefits and administration** in the related party transactions table in Note 9.

## 11 INCOME TAXES

The provision for income taxes consists of the following:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| *(Dollars in thousands)* | | | |
| CURRENT | | | |
| Federal | **$103,839** | $103,255 | $79,779 |
| State | **16,126** | 20,745 | 21,642 |
| Total current | **119,965** | 124,000 | 101,421 |
| DEFERRED | | | |
| Federal | **49,599** | 11,008 | 14,717 |
| State | **7,703** | 2,212 | 3,993 |
| Total deferred | **57,302** | 13,220 | 18,710 |
| **Total income tax provision** | **$177,267** | $137,220 | $120,131 |

The reconciliations of the income taxes computed at the federal statutory income tax rate of 35% to the actual income tax provisions for 2004, 2003 and 2002 are as follows:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| *(Dollars in thousands)* | | | |
| Income taxes computed at federal statutory rate | **$161,778** | $122,298 | $103,468 |
| State tax provision, net of federal benefits | **15,489** | 14,922 | 16,663 |
| **Total income tax provision** | **$ 177,267** | $137,220 | $120,131 |

For 2004, 2003 and 2002, the income tax provision was decreased by $2.9 million, $2.4 million and $0.5 million, respectively, for the impact on deferred tax assets and liabilities of enacted charges in tax laws or rates.

Deferred income taxes consist of the following:

| | DECEMBER 31 | |
|---|---|---|
| | 2004 | 2003 |
| *(Dollars in thousands)* | | |
| DEFERRED TAX ASSETS | | |
| Loan premium | **$ 3,409** | $ 4,392 |
| Account relationship | **2,498** | 3,421 |
| Noncompetition agreement | **787** | 1,080 |
| Software | **235** | 317 |
| Cash flow hedges | ---- | 638 |
| Interest accretion from retained interest investments | **12,537** | 7,595 |
| Allowance for loan losses | **1,971** | 971 |
| Other | **3,112** | 1,836 |
| Total deferred tax assets | **24,549** | 20,250 |
| DEFERRED TAX LIABILITIES | | |
| Deferred loan origination costs | **(179,193)** | (135,025) |
| Internally developed software costs | **(13,143)** | (4,770) |
| Gain on securitizations and unrealized changes in valuation of retained interest investments | **(17,030)** | (8,044) |
| Other | **(1,265)** | (1,787) |
| Total deferred tax liabilities | **(210,631)** | (149,626) |
| **Net deferred tax liabilities** | **($186,082)** | ($129,376) |

Included in the Company's deferred tax assets are $6.9 million and $9.2 million at December 31, 2004 and 2003, respectively, related to payments made by the Company to CNYS in exchange for the transfer of assets to the Company and the execution of a noncompetition agreement. The Company agreed to share with CNYS 50% of the deferred tax assets arising from these intercompany payments and the remaining amount payable under the agreement is recorded on the financial statements as a payable to the principal stockholder. In 2003, CNYS merged with CBNA and CBNA became a party to the tax-sharing agreement.

The Company has a program to securitize specifically identified portfolios of its loan assets. In 2004, the Company securitized approximately $1.5 billion of student loan assets and recorded a $13.1 million gain on securitization and a $47.0 million retained interest investment related to the securitization. See Note 15 to the financial statements for additional information on the Company's securitization transactions. The Company recognizes its securitization transactions as sales for financial statement purposes, but they are treated as financings for tax purposes. At December 31, 2004 and 2003, the Company had deferred tax assets of $12.5 million and $7.6 million, respectively, for the tax effect of the accreted earnings for those years on the retained interest investments. In addition, at December 31, 2004 and 2003, the Company had deferred tax liabilities of $17.0 million and $8.0 million, respectively, for the temporary differences that resulted from the gains recorded on the securitization transactions and the unrealized change in the valuation of the retained interest investments.

At December 31, 2004 and 2003, the Company had deferred tax liabilities of $179.2 million and $135.0 million, respectively, for the temporary differences resulting from deferred loan origination costs. These deferred origination costs are deducted currently for income tax purposes, but are amortized as yield adjustments for financial statement purposes.

At December 31, 2004 and 2003, the Company had deferred tax liabilities of $13.1 million and $4.8 million, respectively, for the temporary differences resulting from internally developed software costs. The internally developed software costs are deducted currently for income tax purposes, but are amortized ratably over their useful lives for financial statement purposes.

## 12 INTEREST RATE SWAP AGREEMENTS

From time to time, the Company enters into interest rate swap agreements to manage its basis risk exposure resulting from interest rate variability between the rates paid on its borrowings and received on its loan assets. In 2004 and earlier years, the Company participated in a swap program that met the hedge accounting requirements of SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as amended.

At December 31, 2004, the Company had a number of interest rate swap agreements outstanding with CBNA, an investment-grade counterparty, to receive payments based on LIBOR and make payments based on the asset yield at the 91-day Treasury Bill rate. These agreements, which have been designated as hedges, were effective in offsetting the changes in cash flow hedges for the risk being hedged. The swap agreements had notional amounts totaling $1.1 billion and $3.0 billion at December 31, 2004 and 2003, respectively. All of the Company's outstanding swaps under this program matured on January 4, 2005. They had no reportable fair value at December 31, 2004. The fair value of the swap agreements at December 31, 2003 was a liability of $1.6 million, and is reflected in other liabilities on the balance sheet. It had a related amount of $1.0 million, reflected net of $0.6 million of taxes, in the accumulated other changes in equity from nonowner sources component of stockholders' equity.

For 2004 and 2003, no amounts were excluded from the assessment of effectiveness and no hedge ineffectiveness was recognized in earnings pursuant to these swap agreements.

The following table summarizes the activity in accumulated other changes in equity from nonowner sources due to cash flow hedges:

| (Dollars in thousands) | 2004 | 2003 |
|---|---|---|
| Balance at beginning of year | **$ (958)** | $ (7,010) |
| Net gain/(loss) from cash flow hedges (net of taxes of $(439) for 2004 and $146 for 2003) | **(721)** | 211 |
| Net amounts reclassified to earnings (net of taxes of $1,077 for 2004 and $4,047 for 2003) | **1,679** | 5,841 |
| **Balance at end of year** | **$ ----** | $ (958) |

Net amounts reclassified from accumulated other changes in equity from nonowner sources were reported in interest expense. The balance in accumulated other changes in equity from nonowner sources was reclassified into earnings as of December 31, 2004, since the swaps had no reportable value at that time due to their impending maturity.

In accordance with the provisions of the interest rate swap agreements, the Company maintained an interest-bearing deposit with a subsidiary of Citigroup as a reserve for liabilities related to these agreements. At December 31, 2004 and 2003, a deposit of $1.7 million and $13.3 million, respectively, was maintained. All deposits were returned to the Company in January 2005 when the swaps matured.

Credit risk is the exposure to loss in the event of nonperformance by the other party to a transaction and is a function of the ability of the counterparty to honor its obligations to the Company. Credit risk with respect to participation in swap agreements has been managed by entering into swaps with counterparties having investment-grade external credit ratings.

## 13 FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of the Company's financial instruments at December 31 follows:

| | 2004 | | 2003 | |
|---|---|---|---|---|
| (Dollars in thousands) | Carrying Value | Fair Value | Carrying Value | Fair Value |
| **Financial Assets** | | | | |
| Student loans, net | **$24,883,549** | **$25,892,735** | $23,220,517 | $24,172,171 |
| Cash | **628** | **628** | 476 | 476 |
| Interest-bearing deposit related to interest rate swaps | **1,701** | **1,701** | 13,301 | 13,301 |
| Accrued interest receivable | **403,562** | **403,562** | 390,150 | 390,150 |
| Retained interests in securitized assets | **72,733** | **72,733** | 28,672 | 28,672 |
| Servicing Asset | **28,177** | **28,548** | --- | --- |
| **Financial Liabilities** | | | | |
| Interest rate swaps | **$ ---** | **$ ---** | $ 1,596 | $ 1,596 |
| Short-term borrowings | **20,986,000** | **20,977,647** | 9,973,100 | 9,973,768 |
| Long-term borrowings | **2,800,000** | **2,783,087** | 12,350,000 | 12,356,680 |
| Accrued interest payable | **111,116** | **111,116** | 157,563 | 157,563 |

The estimated fair values have been determined by the Company using available market information and other valuation methodologies that are described in the following paragraphs. These estimates are subjective in nature and involve uncertainties and matters of significant judgment. Accordingly, the estimates may not be indicative of the amounts that the Company could realize in a current market exchange. Changes in assumptions could significantly affect the estimates.

The excess of fair value over carrying value may vary from period to period based on changes in a wide range of factors, including LIBOR and Treasury Bill interest rates, portfolio mix of variable and fixed rate loans, growth of the portfolio, timing of contractual repricing, portfolio age, default rates and maturity or contractual settlement dates. The fair value of student loans exceeded their carrying value by $1,009 million and $952 million at December 31, 2004 and 2003, respectively. The increase in the fair value of student loans at December 31, 2004, compared to the prior year, was primarily reflective of portfolio growth and lower expected credit losses as a result of a number of the Company's third party servicers receiving the Exceptional Performer designation in 2004. See Note 2 for further information on the benefits of this designation.

**Student Loans, Net**

The fair value of student loans was calculated by discounting cash flows through expected maturity using the estimated current relevant yield curve for the market rates. The carrying value is presented net of the allowance for loan losses. For 2004, the Company changed its methodology for determining the fair value of its student loans to a more conservative valuation method. The primary change is the incorporation of a servicing cost factor into the valuation model. As such, the 2003 fair value was revalued to $24.2 billion from the $25.5 billion reported in the Company's 2003 Annual Report and Form 10-K. The inclusion of a servicing cost factor lowered the fair value by approximately $810 million for 2004 and $791 million for 2003. In addition, deferred loan origination and premium costs of $589 million and $528 million at December 31, 2004 and 2003, respectively, further reduced the excess of fair value over cost.

**Cash and Accrued Interest Receivable and Payable**

Due to the short-term nature of these instruments, carrying value approximates fair value.

**Retained Interest in Asset Securitizations**

The fair value of the retained interest in the assets securitized was determined using a discounted cash flow model. Retained interests are recorded at fair value on the financial statements. For more information on student loan securitizations, see Note 15.

**Servicing Asset**

The fair value of the servicing asset was measured using a discounted cash flow model. For more information on student loan securitizations, see Note 15.

**Interest Rate Swaps**

The interest rate swaps are derivatives that qualify as cash flow hedges in accordance with the provisions of SFAS No. 133, as amended. As such, the swaps are recorded on the Company's balance sheet at fair value. Fair value was determined by discounting the cash flows using market interest rates through the contractual maturity dates. The swaps had no reportable fair value at December 31, 2004 due to their impending maturity on January 4, 2005.

**Short-Term and Long-Term Borrowings**

The fair value of these instruments at December 31, 2004 and 2003 was calculated by discounting cash flows through maturity using estimated market discount rates. The fair value of the Company's borrowings at December 31, 2004 reflect that market rates have risen since the borrowings were made.

## 14 EARNINGS PER SHARE

Basic and diluted earnings per common share (EPS) were calculated in accordance with current accounting standards. The Company had no dilutive common stock equivalents in 2004, 2003 and 2002. Therefore, the calculation of both the basic and diluted EPS was the same in each of these periods.

The net income available to common stockholders was $285.0 million, $212.2 million and $175.5 million for 2004, 2003 and 2002, respectively. The weighted average shares outstanding during all of 2004, 2003 and 2002 was 20 million. Basic (and diluted) EPS was $14.25, $10.61 and $8.77 for 2004, 2003 and 2002, respectively, calculated by dividing income available to common stockholders by the number of weighted average shares outstanding.

## 15 STUDENT LOAN SECURITIZATIONS

The Company maintains a program to securitize certain portfolios of FFEL Program student loan assets and enters into securitization transactions from time to time. The Company accounts for its securitization transactions in accordance with the provisions of SFAS No. 140. Under the Company's program to securitize student loans, the loans are removed from the financial statements of the Company and ultimately sold to an independent trust. In turn, the trust sells debt securities, backed by the student loan assets, to outside investors.

In November 2004, the Company securitized approximately $1.5 billion of Federal Consolidation Loans through the sale of the loans to a trust through a wholly owned special purpose subsidiary that was established for that purpose. In 2002, the Company securitized approximately $0.4 billion of Federal Consolidation Loans. The Company did not securitize any loans in 2003. Since the Company's securitizations have used trust arrangements that met the QSPE conditions of SFAS No. 140, its QSPE's financial statements are not consolidated with the financial statements of the Company.

The 2004 and 2002 securitizations resulted in pre-tax gains of $13.1 million and $4.1 million, respectively. The recorded gain is the difference between the carrying value of the assets sold to the trust by the Company's special purpose subsidiary and the fair value of the assets received, composed of cash proceeds and retained interests. The proceeds from both years of securitizations were used to retire debt. During 2003, a junior certificate of $8.5 million was redeemed and the Company received principal of $8.5 million and capitalized interest of $0.2 million.

In connection with the securitization of loans, the Company retains servicing rights which entitle the Company to a future stream of cash flows based on the outstanding principal balances of the loans and the contractual servicing fee. Failure to service the loans in accordance with contractual requirements could lead to a termination of the servicing rights and the loss of future servicing fees. As a result, the Company considers both the securitized and unsecuritized student loans to be part of the business it manages. At December 31, 2004, the Company's servicing asset was $28.2 million, representing the amount of unamortized carrying value at that date. The fair value of the servicing asset was $28.5 million at December 31, 2004, measured using the following key assumptions: discount rate of 5.85%, servicing revenue of 49 basis points and servicing costs of approximately 19 basis points on average per borrower per month. The Company had no servicing assets during 2003 or 2002. At December 31, 2004 and 2003, approximately $1.8 billion and $0.4 billion, respectively, of student loan assets were held by the trusts. There were no receivables due from the trusts or payables due to the trusts at December 31, 2004.

The following table summarizes the changes in the Company's servicing asset for the 2004 trust:

| | 2004 |
|---|---|
| *(Dollars in thousands)* | |
| Balance at beginning of year | $ ---- |
| Increase in servicing assets | 28,548 |
| Amortization | (371) |
| **Balance at end of year** | **$ 28,177** |

At December 31, 2004 and 2003, the Company had retained interests in the assets securitized of approximately $72.7 million and $28.7 million, respectively, recorded at fair value. Interest income of $13.2 million and $0.4 million was earned on the retained interests in the trusts during 2004 and 2003, respectively. During 2004 and 2003, the trusts paid $5.9 million and $5.6 million, respectively, in note interest to third party investors. The Company made no payments to the securitization trusts in 2004, 2003 and 2002.

The following table summarizes cash flows that the Company received from the securitization trusts during 2004, 2003 and 2002:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| *(Dollars in thousands)* | | | |
| Proceeds from new securitizations, net of accrued interest | **$1,461.9** | $ ---- | $ 449.2 |
| Proceeds from redemption of junior note | ---- | 8.5 | ---- |
| Administrative and servicing fees received | **0.7** | 0.6 | 0.2 |
| Cash flows received on retained interests and other net cash flows | **12.4** | 0.3 | ---- |

Key assumptions used for measuring the fair value of the retained interest in the assets securitized for the 2004 trust at the date of securitization were as follows:

| | 2004 |
|---|---|
| *(Dollars in thousands)* | |
| Fair value of the retained interest | **$46,993** |
| Discount rate | **10.0%** |
| Consolidation Loan Ramp prepayment rate | **0.0% to 8.0%** |
| Anticipated net credit losses | **0.00%** |
| Basis spread between LIBOR and Commercial Paper rate | **0.10%** |
| Borrower Benefits Utilization - Automated Clearing House | **38.8% to 40.0%** (1) |
| Borrower Benefits Utilization - On time payments | **13.6% to 17.6%** (2) |

(1) Average estimated utilization differs over time. The Company's estimate ranges from 38.8% to 40.0%.
(2) Average estimated utilization differs over time. The Company's estimate ranges from 13.6% to 17.6%.

The Consolidation Loan Ramp (CLR) is the industry standard consolidation loan prepayment ramp that estimates prepayment rates at a graduated level from 0% to 8% over the first ten years and stays flat at 8% thereafter. The loans held in the trust are eligible for various borrower benefits. Specifically, borrowers receive a 25 basis point rate reduction if they sign up for automated clearing house payments. In addition, borrowers can be eligible to receive a 1% rate reduction if they make 36 consecutive on time payments and keep making on time payments.

The key assumptions used to value the combined retained interests for both the 2004 and 2002 securitization trusts at year-end were as follows:

| | DECEMBER 31 | |
|---|---|---|
| | 2004 | 2003 |
| *(Dollars in thousands)* | | |
| Fair value of the retained interests | **$72,733** | $28,672 |
| Discount rate | **10.0%** | 7.0 % |
| Consolidation prepayment rates | **Up to 8.0% in 10 years** | 3.0% |
| Anticipated net credit losses | **0.00%** | 0.24% |
| Basis spread between LIBOR and Commercial Paper rate | **0.10%** | 0.18% |
| Borrower Benefits – Automated Clearing House | **38.8% to 40.0%** | 40.0% |
| Borrower Benefits – On time payments | **13.6% to 17.6%** | 15.0% |

The change in the discount rate assumption from 2003 to 2004 was a result of the increased variability of cash flows. Management believes that the December 31, 2004 discount rate assumption 10% is comparable with that used in the industry.

For the 2004 securitization trust, a prepayment curve called the Consolidation LoanRamp (CLR) (as described above) was used for the prepayment assumption. The prepayment rate assumption was utilized in structuring the debt tenor and was disclosed to the investors of such notes.

Due to the 2004 benefits from the Exceptional Performer designation, the Company used an anticipated net credit loss assumption of 0% for 2004 for the securitized loans.

As required by SFAS No. 140, the effects of two negative changes in each of the key assumptions used to determine the fair value of the retained interests are disclosed. The negative effect of the change in each assumption must be calculated independently, holding all other assumptions constant. Because the key assumptions may not be independent, the net effect of simultaneous adverse changes in the key assumptions may be different from the sum of the individual effects shown below.

| | DECEMBER 31 | |
|---|---|---|
| | **2004** | **2003** |
| *(Dollars in thousands)* | | |
| Retained interests | **$72,733** | $28,672 |
| Discount Rate | **10.0%** | 7.0% |
| +10% (reflecting a discount rate of 11.0% for 2004 and 7.7% for 2003) | **$ (2,865.8)** | $ (818.7) |
| +20% (reflecting a discount rate of 12.0% for 2004 and 8.4% for 2003) | **$ (5,512.3)** | $ (1,589.6) |
| Consolidation Loan Ramp prepayment rate | **Up to 8.0% in 10 years** | 3.0% |
| +10% (reflecting a Consolidation Loan Ramp prepayment rate of 5.5% to 8.8% for 2004 and 3.3% for 2003) | **$ (960.1)** | $ (209.6) |
| +20% (reflecting a Consolidation Loan Ramp prepayment rate of 6.0% to 9.6% for 2004 and 3.6% for 2003) | **$ (1,822.0)** | $ (409.1) |
| Anticipated net credit losses | **0.00%** | 0.24% |
| +10% (reflecting anticipated net credit losses of 0% for 2004 and 0.26% for 2003) | **$ ---** | $ (42.8) |
| +20% (reflecting anticipated net credit losses of 0% for 2004 and 0.29% for 2003) | **$ ---** | $ (85.8) |
| Basis spread | **0.10%** | 0.18% |
| +10% (reflecting a basis spread of 0.11% for 2004 and 0.20% for 2003) | **$ (983.0)** | $ (600.1) |
| +20% (reflecting a basis spread of 0.12% for 2004 and 0.22% for 2003) | **$(1,991.9)** | $ (1,200.3) |
| Borrower Benefits – ACH | **38.8% to 40.0%** | 40.0% |
| +10% (reflecting borrower benefits of 42.68% to 44.00% for 2004 and 44% for 2003) | **$ (960.2)** | $ (287.6) |
| +20% (reflecting borrower benefits of 46.56% to 48.00% for 2004 and 48% for 2003) | **$(1,901.6)** | $ (575.5) |
| Borrower Benefits – on time payments | **13.6% to 17.6%** | 15.0% |
| +10% (reflecting borrower benefits of 14.96% to 19.36% for 2004 and 16.5% for 2003) | **$ (1,112.4)** | $ (362.2) |
| +20% (reflecting borrower benefits of 16.32% to 21.12% for 2004 and 18% for 2003) | **$ (2,203.5)** | $ (724.6) |

If the Company lost its Exceptional Performer designation, the fair value of the retained interests for net credit losses would be decreased by approximately $1.8 million. Also, a change in market interest rates could affect the value of the retained interest.

These estimates and assumptions are subject to change and, therefore, the fair values of the retained interests as presented in the financial statements are subject to possible impairment and may not be fully recoverable.

The Company continues to manage the loan portfolios after they have been securitized. The Company's managed student loan assets, loans with delinquencies of 90 days or more at December 31, 2004 and 2003, and credit losses, net of recoveries, for 2004 and 2003 are presented in the table below:

| | DECEMBER 31 | |
|---|---|---|
| | **2004** | **2003** |
| *(Dollars in thousands)* | | |
| Student loan assets: | | |
| Total managed (1) | **$ 26,723,129** | $ 23,639,828 |
| Less: securitized and removed from the financial statements (2) | **(1,761,801)** | (385,804) |
| **Student loan assets owned (1) (3)** | **$24,961,328** | $ 23,254,024 |
| Loans with delinquencies of 90 days or more: | | |
| Total managed (1) (4) | **$ 705,541** | $ 708,828 |
| Less: securitized and removed from the financial statements | **(9,583)** | (8,549) |
| **Delinquent loans owned (1)** | **$ 695,958** | $ 700,279 |
| Credit losses, net of recoveries: | | |
| Total managed (1) | **$ 6,649** | $ 12,288 |
| Less: securitized and removed from the financial statements | **(36)** | (65) |
| **Credit losses on loans owned (1)** | **$ 6,613** | $ 12,223 |

(1) Amounts include loans available for sale.
(2) At December 31, 2004 and 2003, amounts were net of $72.7 million and $28.7 million, respectively, of retained interests.
(3) At December 31, 2004 and 2003, amounts include $72.7 million and $28.7 million, respectively, of retained interests.
(4) Of these loans, 99% were accruing interest at December 31, 2004 and 2003. See nonaccrual policy in Note 1.

## 16 COMMITMENTS AND CONTINGENCIES

The Company is obligated under several non-cancelable operating leases. Expenses related to those agreements totaled $0.5 million in 2004 and $0.4 million in each of the years 2003 and 2002. Such expenses exclude payments of $1.4 million in each of the years 2004 and 2003, and $1.2 million in 2002, made under the related party facilities and building services agreement with an affiliate (see Note 9). The Pittsford, New York facilities agreement expires December 2013.

Future minimum lease payments at December 31, 2004 under agreements classified as operating leases with non-cancelable terms in excess of one year for the calendar years after December 31, 2004 are as follows:

| | MINIMUM LEASE PAYMENTS |
|---|---|
| *(Dollars in thousands)* | |
| 2005 | $ 1,696 |
| 2006 | 1,776 |
| 2007 | 1,621 |
| 2008 | 1,627 |
| 2009 | 1,521 |
| After 2009 | 6,391 |
| Total | **$ 14,632** |

At December 31, 2004 and 2003, variable rate FFEL Program loans in the amounts of $1,032.8 million and $952.0 million, respectively, have been committed, but not disbursed. In addition, the Company has forward purchase agreements with investment-grade counterparties, including CBNA, that obligate the Company to purchase all eligible loans offered for sale and/or originated by the other party. At December 31, 2004, the Company's commitments with schools, universities and other entities obligated the Company to purchase $1,161 million of loans in the future. In addition, the Company had commitments of $107 million to sell certain portfolios of loans to third parties in the future.

At December 31, 2004, the Company was a party to several forward funding commitments with CBNA to procure short- and long-term funding in amounts of $0.2 billion and $1.1 billion, respectively, which will be drawn upon at specified times in the future. From time to time, the Company is able to take advantage of prevailing interest rate conditions by entering into loan commitments with interest rates that are fixed at the loan commitment date at the implied current forward rates based on the date that the loan commitment is scheduled to be drawn upon. The loan commitments, all of which were drawn upon in January 2005, are contracted to mature between July 2005 and January 2006 and have fixed interest rates ranging from 2.1% to 3.2%.

In the ordinary course of business, the Company is involved in various litigation proceedings incidental to and typical of the business in which it is engaged. Also, the Company is currently undergoing tax audits in various states. On October 25, 2004, the Company received a Sales and Use Tax Determination Report from the State of Connecticut Department of Revenue Services (DRS), which asserts that the Company owes the DRS back use taxes for the period from July 1999 through December 2003. The Company is disputing the findings of this Report. In the opinion of the Company's management, the ultimate resolution of these proceedings would not be likely to have a material adverse effect on the results of the Company's operations, financial condition or liquidity.

Amendments to the Act have reduced the net interest spread earned on the FFEL Program guaranteed student loan portfolio as new loans with lower yields were added to the portfolio and older, more profitable loans were repaid. Despite reductions in funding costs and their expected effects on net income, pressure on margins will continue as more loans are originated with lower yields. In addition, the Act may be amended by Congress at any time, possibly resulting in further reductions in FFEL Program loan subsidies and reduced interest margins. Any such amendment could adversely affect the Company's business and prospects.

## 17 FUTURE APPLICATION OF ACCOUNTING STANDARDS

*Stock-based Compensation*

The Company participates in various Citigroup stock-based compensation plans under which Citigroup stock or stock options are granted to certain of the Company's officers and employees. On January 1, 2003, the Company adopted the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation,* prospectively to all awards granted, modified or settled after December 31, 2002. In December 2004, FASB issued SFAS No. 123 (Revised 2004), *Share-Based Payment* (SFAS 123-R), which replaces the existing SFAS 123 and supersedes APB 25. SFAS 123-R requires companies to measure and record compensation expense for stock options and other share-based payment based on the instruments' fair value. SFAS 123-R is effective for interim and annual reporting periods beginning after June 15, 2005. The Company will adopt SFAS 123-R on July 1, 2005 by using a modified prospective approach. For unvested stock-based awards granted before January 1, 2003 ("APB 25 Awards"), the Company will expense the fair value of the awards as at the grant date over the remaining vesting period. The impact of recognizing compensation expense for the unvested APB 25 awards is not expected to have a material impact on the Company's financial condition or results of operations.

*Certain Loans or Debt Securities Acquired in a Transfer*

On December 12, 2003, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position No. 03-3, *Accounting for Certain Loans or Debt Securities Acquired in a Transfer* (SOP 03-3). SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. SOP 03-3 requires loans to be brought in at fair value and prohibits carrying over valuation allowances in the initial accounting for all loans acquired in a transfer that have evidence of deterioration in credit quality since origination, when it is probable that the investor will be unable to collect all contractual cash flows. Loans carried at fair value, mortgage loans held for sale, loans originated by the entity, loans that are retained interests and loans to borrowers in good standing under revolving credit agreements are excluded from the scope of SOP 03-3.

SOP 03-3 limits the yield that may be accreted to the excess of the undiscounted expected cash flows over the investor's initial investment in the loan. The excess of the contractual cash flows over expected cash flows may not be recognized as an adjustment of yield. Subsequent increases in cash flows expected to be collected are recognized prospectively through an adjustment of the loan's yield over its remaining life. Decreases in expected cash flows are recognized as impairment.

*Other-than-Temporary Impairment*
On March 31, 2004, the FASB ratified EITF 03-1, which applies to other-than-temporary impairment evaluations for investments accounted for under SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities,* as well as nonmarketable equity securities accounted for under the cost method, and was initially scheduled to be effective for reporting periods beginning after June 15, 2004. On September 30, 2004, the FASB voted unanimously to delay the effective date of EITF 03-1. The delay applies to both debt and equity securities and specifically applies to impairments caused by interest rate and sector spreads. In addition, the provisions of EITF 03-1 that have been delayed relate to the requirements that a company declare its intention to hold the security to recovery and designate a recovery period in order to avoid recognizing an other-than-temporary impairment charge through earnings. The FASB will be issuing proposed implementation guidance related to this topic. EITF Issue No. 03-1 is not expected to have a material impact on the Company's financial condition or results of operations.

## 18 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

| | FOURTH | THIRD | SECOND | FIRST |
|---|---|---|---|---|
| *(Dollars in thousands, except per share amounts)* | | | | |
| **2004** | | | | |
| Net interest income | $143,042 | $145,356 | $141,546 | $131,052 |
| Provision for loan losses | (1,499) | (1,194) | (3,061) | (2,235) |
| Net interest income after provision for loan losses | 141,543 | 144,162 | 138,485 | 128,817 |
| Fee and other income | 17,301 | 4,972 | 5,159 | 14,046 |
| Total operating expenses | (39,453) | (34,754) | (29,302) | (28,754) |
| Income taxes | (46,650) | (44,691) | (44,676) | (41,249) |
| **Net income** | **$ 72,741** | **$ 69,689** | **$ 69,666** | **$ 72,860** |
| **Basic and diluted earnings per common share** | **$ 3.64** | **$ 3.48** | **$ 3.48** | **$ 3.64** |
| **Dividends declared per common share** | **$ 0.90** | **$ 0.90** | **$ 0.90** | **$ 0.90** |
| **Common stock price:** | | | | |
| **High** | **$ 186.69** | **$ 149.99** | **$ 157.9** | **$ 158.21** |
| **Low** | **$ 139.42** | **$ 130.31** | **$ 136.5** | **$ 143.15** |
| **Close** | **$ 184.00** | **$ 141.75** | **$ 136.5** | **$ 155.01** |
| **2003** | | | | |
| Net interest income | $111,776 | $114,640 | $106,967 | $121,133 |
| Reduction of (provision for) loan losses | 974 | (3,929) | (4,519) | (2,883) |
| Net interest income after reduction of (provision for) loan losses | 112,750 | 110,711 | 102,448 | 118,250 |
| Fee and other income | 4,816 | 5,498 | 3,718 | 5,204 |
| Total operating expenses | (29,213) | (29,276) | (29,571) | (25,911) |
| Income taxes | (35,302) | (35,412) | (30,490) | (36,016) |
| **Net income** | **$ 53,051** | **$ 51,521** | **$ 46,105** | **$ 61,527** |
| **Basic and diluted earnings per common share** | **$ 2.65** | **$ 2.58** | **$ 2.31** | **$ 3.08** |
| **Dividends declared per common share** | **$ 0.77** | **$ 0.77** | **$ 0.77** | **$ 0.77** |
| **Common stock price:** | | | | |
| **High** | **$ 146.00** | **$ 136.95** | **$ 127.10** | **$ 101.16** |
| **Low** | **$ 118.63** | **$ 117.35** | **$ 98.70** | **$ 90.91** |
| **Close** | **$ 146.00** | **$ 119.33** | **$ 126.00** | **$ 97.60** |

## SECURITIES AND EXCHANGE COMMISSION INFORMATION

Form 10-K, Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2004, Commission File Number 1-11616.

The Company is incorporated in the State of Delaware; its I.R.S. Employer Identification Number is 16-1427135; the address of the principal executive offices is 750 Washington Boulevard, Stamford, CT 06901; and its phone number is (203) 975-6237.

The Company's common stock is registered pursuant to section 12(b) of the Securities Exchange Act of 1934 and listed on the New York Stock Exchange under the ticker symbol "STU".

The Student Loan Corporation (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained in the Company's 2005 Proxy Statement incorporated by reference in Part III of this Form 10-K, or in any amendment to this Form 10-K.

The Company is an accelerated filer (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

The aggregate market value of the four million shares of voting stock held by non-affiliates of the Company as of the close of trading on February 18, 2005 was approximately $800 million. On that date, there were 20 million shares of the Company's common stock outstanding.

Certain information has been incorporated by reference, as described herein, into Part III of this annual report from the Company's 2005 Proxy Statement.

*The following exhibits are either filed herewith or have been previously filed with the Securities and Exchange* Commission and are filed herewith by incorporation by reference:

- The Student Loan Corporation's Restated Certificate of Incorporation
- The Student Loan Corporation's By-Laws, as amended
- Material Contracts
- Code of Ethics for Financial Professionals
- Powers of Attorney of The Student Loan Corporation's Directors Beckmann, Doynow, Glover, Handler and Levinson.
- Certifications pursuant to Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002

A more detailed exhibit index has been filed with the Securities and Exchange Commission. Stockholders may obtain copies of that index or any of the documents on that index by writing to: The Student Loan Corporation, Investor Relations, 750 Washington Boulevard, 9th Floor, Stamford, CT 06901 or on the Internet at *www.studentloan.com.*

Financial Statements filed for The Student Loan Corporation:

- Statement of Income for the years ended December 31, 2004, 2003 and 2002
- Balance Sheet as of December 31, 2004 and 2003
- Statement of Stockholders' Equity for the years ended December 31, 2004, 2003 and 2002
- Statement of Cash Flows for the years ended December 31, 2004, 2003 and 2002

This Annual Report on Form 10-K incorporates into a single document the requirements of the accounting profession and the Securities and Exchange Commission, including a comprehensive explanation of 2004 results.



** The Student Loan Corporation's 2005 Proxy Statement is incorporated herein by reference. Such incorporation by reference shall not include the information referred to in Item 402(a)(8) of Regulation S-K.*

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 15th day of March, 2005.

The Student Loan Corporation
(Registrant)

Daniel P. McHugh
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on the 15th day of March, 2005.

The Student Loan Corporation's Principal Executive Officer:

Michael J. Reardon

The Student Loan Corporation's Principal Financial and Accounting Officer:

Daniel P. McHugh

The Directors of The Student Loan Corporation listed below executed powers of attorney appointing Michael J. Reardon their attorney-in-fact, empowering him to sign this report on their behalf:

Bill Beckmann
Gina Doynow
Glenda B. Glover
Evelyn E. Handler
Carl E. Levinson

**Directors**

Bill Beckmann
*President*
*Citigroup Real Estate Servicing and Technology*

Gina Doynow
*Vice President*
*Citicorp and Citibank, N.A.*

Dr. Glenda B. Glover
*Dean of the School of Business*
*Jackson State University*

Dr. Evelyn E. Handler
*President*
*Merrimack Consultants LLC*

Carl E. Levinson, *Chairman*
*Division Executive*
*Citigroup Consumer Assets Division*

Michael J. Reardon
*Chief Executive Officer and President*
*The Student Loan Corporation*

**Executive Officers**

Michael J. Reardon
*Chief Executive Officer and President*

Mark Gilder
*Chief Operating Officer*

Daniel P. McHugh
*Chief Financial Officer*

Catherine A. Birch
*Vice President, Secretary and General Counsel*

**Investor Relations**
Electronic or paper copies of the Corporation's Form 10-K, other financial information, and general information about The Student Loan Corporation may be obtained by writing to Investor Relations, The Student Loan Corporation, 750 Washington Boulevard, Stamford, CT 06901, or by telephone request to Bradley D. Svalberg, Director of Investor Relations, at 203-975-6292. Investor relations information is also available on the Company's website at *http://www.studentloan.com* by clicking on the "Investors" page.

**Availability of SEC Filings**
The Company makes available free of charge on and through its website, at *http://www.studentloan.com*, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission (SEC). In addition, the Company provides electronic or paper copies of its filings free of charge upon request to the Director of Investor Relations. See **Investor Relations** above. The SEC posts reports, proxy statements and other information filed by the Company at *http://www.sec.gov*.

**Corporate Governance Materials**
The following materials, which have been adopted by the Company, are available free of charge on the Company's website at *http://www.studentloan.com* or by writing to the Director of Investor Relations (see **Investor Relations** above): the Company's (i) corporate governance guidelines, (ii) code of conduct, (iii) code of ethics for financial professionals, and (iv) charters of (a) the audit committee, and (b) the compensation committee. The code of ethics for financial professionals applies to the Company's principal executive officer, principal financial officer and principal accounting officer. Amendments and waivers, if any, to the code of ethics for financial professionals will be disclosed on the Company's website.

**NYSE Certification**
Because the Company's common stock is listed on the New York Stock Exchange (NYSE), its chief executive officer is required to make, and he has made, an annual certification to the NYSE stating that he was not aware of any violation by The Student Loan Corporation of the corporate governance listing standards of the NYSE. The chief executive officer made his annual certification to that effect to the NYSE as of June 3, 2004. The Company subsequently discovered that it did not satisfy Section 303A.07(a) and (b) of the NYSE's Listed Company Manual because one of its directors who sits on the Audit Committee failed to satisfy the NYSE's standards for independence set forth in Section 303A.02. The director has resigned and the Company filed an Interim Written Affirmation to the NYSE reflecting these events.

**Customer Service**
For information or inquiries regarding student loan accounts, please call 1-800-967-2400. Hearing impaired customers with a Telecommunications Device for the Deaf (TDD) may call 1-800-846-1298.

**Annual Meeting**
The Annual Meeting of Stockholders will be held at 8:30 a.m. on Thursday, May 19, 2005 at the Waldorf Astoria Hotel, 301 Park Avenue, New York, NY.

**Transfer Agent and Registrar**
The Company's transfer agent and registrar is Citibank Stockholder Services, P.O. Box 43077, Providence, RI 02940-3077. Their toll free number is (877) 248-4237 and their fax line is (201)324-3284. They may also be contacted by e-mail at Citibank@shareholders-online.com

**Market for the Registrant's Common Equity and Related Stockholder Matters**
The Company's common stock is listed and traded on the New York Stock Exchange under the ticker symbol "STU". The number of holders of record of the common stock at January 21, 2005 was 58.

# CERTIFICATION

I, Michael J. Reardon, certify that:

1. I have reviewed this Annual Report on Form 10-K of The Student Loan Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation, and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2005

Michael J. Reardon
Principal Executive Officer

## CERTIFICATION

I, Daniel P. McHugh, certify that:

1. I have reviewed this Annual Report on Form 10-K of The Student Loan Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation, and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2005

Daniel P. McHugh
Principal Financial and Accounting Officer

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of The Student Loan Corporation (the "Company") for the year ended December 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Michael J. Reardon, as Chief Executive Officer of the Company, and Daniel P. McHugh, as Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Michael J. Reardon

Michael J. Reardon
Chief Executive Officer
March 15, 2005

DM

Daniel P. McHugh
Chief Financial Officer
March 15, 2005

This certification accompanies each Report pursuant to §906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of §18 of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

studentloan.com

prestamosestudiantiles.com

**THE STUDENT LOAN CORPORATION**

750 Washington Boulevard
Stamford, CT 06901
Telephone 1-203-975-6320

# FINANCIAL HIGHLIGHTS

YEARS ENDED DECEMBER 31

| | 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| | *(Dollars in Millions, Except Per Share Amounts)* | | | | |
| **STATEMENT OF INCOME DATA** | | | | | |
| Net Interest Income | **$ 561.0** | $ 454.5 | $ 393.3 | $ 316.5 | $ 258.3 |
| **EARNINGS DATA** | | | | | |
| Basic and Diluted Earnings per Common Share | **$ 14.25** | $ 10.61 | $ 8.77 | $ 6.77 | $ 5.24 |
| Return on Equity | **27.3%** | 24.9% | 24.7% | 22.4% | 19.3% |
| **BALANCE SHEET DATA** (as of December 31) | | | | | |
| Student Loans | **$24,888.6** | $23,225.3 | $20,535.9 | $18,237.0 | $15,774.3 |
| **OTHER** | | | | | |
| Loan Disbursements* | **$ 3,748** | $ 3,250 | $ 2,776 | $ 2,280 | $ 2,060 |
| Loan Purchases | **$ 4,564** | $ 3,936 | $ 3,958 | $ 2,765 | $ 4,478 |
| Year-End Closing Stock Price | **$ 184.00** | $ 146.00 | $ 97.80 | $ 80.60 | $ 54.44 |

*Includes CitiAssist® Loan commitments*

studentloan.com

prestamosestudiantiles.com

THE STUDENT LOAN CORPORATION

750 Washington Boulevard
Stamford, CT 06901
Telephone 1-203-975-6320